Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 6-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Form 6-K include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy and plans, the consummation of the transactions contemplated by the merger agreement with MTN Group Limited, shareholder value creation (including productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals, the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, our objectives for future operations, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate and the wider global economy, including any impact of potential tariffs imposed by foreign governments;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets, as well as recent hostilities involving Iran and related developments in the Middle East, which may affect oil productions, trade routes and global energy markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to successfully execute our business strategy and operating plans, and manage our growth;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;

●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	potential uncertainty and contingencies related to the consummation of the transactions contemplated by the merger agreement with MTN Group Limited;
●	increased costs, harm to reputation, or other adverse impacts related to increased attention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and

●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The forward-looking statements in this Form 6-K are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this Form 6-K and the documents that we reference in this Form 6-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Form 6-K. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Form 6-K, whether as a result of any new information, future events or otherwise. Additionally, references to any website or other documents contained in this Form 6-K are provided for convenience only, and their content is not incorporated by reference into this Form 6-K.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.000% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“2030 Notes” refers to our $550 million 7.875% Senior Notes due 2030.
●	“2031 Notes” refers to our $650 million 8.250% Senior Notes due 2031.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Articles” refers to our second amended and restated memorandum and articles of association, adopted by special resolution dated June 28, 2024.
●	“Brazilian Real”, “BRL” and “R$” refers to the lawful currency of the Federative Republic of Brazil.
●	“Carbon Reduction Roadmap” refers to our strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.

●	“CBN” refers to the Central Bank of Nigeria.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers as of June 30, 2026, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”
●	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“IFRS” refers to International Financial Reporting Standards which have been developed by the International Accounting Standards Board (“IASB”).
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“I-Systems” refers to I-Systems Soluções de Infraestrutura S.A., one of our operating subsidiaries in Brazil.
●	“I-Systems Disposal” refers to the disposal of the Company's 51.0% interest in I-Systems by IHS Fiber Brasil – Cessão de Infraestruturas Ltda. to TIM S.A. The transaction was completed in May 2026.

●	“Key Customers” refers to key customers during the period, being the MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, T2 (until the third quarter of 2025), Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda (until October 2025), Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil and Telkom South Africa.
●	"Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil and Colombia, but historically included Peru prior to the completion of the sale in April 2024.
●	“Latam Towers Disposal” refers to the disposal of the Group's Latam tower operations, comprising its tower businesses in Brazil and Colombia, to Macquarie Asset Management. The transaction was completed in August 2026.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this Report.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	"MENA” refers to our business segment that included our markets in the Middle East and North Africa region, which were Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, MTN Rwandacell Limited, or MTN Rwanda (until October 2025), or MTN South Africa.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.
●	“NAFEM”, refers to the Nigerian Foreign Exchange Market introduced by the CBN in October 2023 to rename the Investors’ and Exporters’ foreign exchange trading window implemented by the Central Bank of Nigeria in April 2017.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“NFEM”, refers to the Nigerian Foreign Exchange Market which was introduced in December 2024 to replace NAFEM. The pricing of all foreign exchange transactions in the NFEM are required to be undertaken on the Electronic Foreign Exchange Matching System (“EFEMS”).
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.

●	“Project Green” refers to the current phase of our Carbon Reduction Roadmap.

●	“Rwanda Disposal” refers to the disposal of our 100% interest in IHS Rwanda Limited to Paradigm Tower Ventures. The transaction completed in October 2025.

●	“Senior Notes” refers to the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes and the 2031 Notes, collectively.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.
●	“sites” refers to towers that are owned or operated by us.
●	“SSA” refers to our business segment that includes our markets in the Sub-Saharan region of Africa, which currently are Cameroon, Côte d’Ivoire, South Africa and Zambia. Until October 9, 2025 this business segment also included Rwanda.
●	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.
●	“T2” refers to Emerging Markets Telecommunications Services Limited, which was previously known as 9mobile and Etisalat Nigeria.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“U.S dollar”, “USD” or “$” refer to U.S. dollars.
●	“ZedMobile” refers to the trading name of Beeline Telecom Limited.

PART I ‒ FINANCIAL INFORMATION

Item 1. Interim Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2026	2025(a)	2026	2025(a)
	Notes	$’m	$’m	$'m	$'m
Continuing operations
Revenue		428.6	388.2	844.0	780.3
Cost of sales	6	(221.5)	(171.1)	(405.1)	(344.9)
Administrative expenses	7	(125.4)	(68.4)	(246.2)	(121.2)
Other income		1.1	0.5	1.4	0.8
Operating income		82.8	149.2	194.1	315.0
Finance income	8	48.5	31.2	159.0	49.6
Finance costs	9	(105.5)	(79.4)	(210.1)	(172.6)
Income before income tax		25.8	101.0	143.0	192.0
Income tax expense	10	(40.9)	(48.5)	(91.0)	(92.5)
(Loss)/income from continuing operations		(15.1)	52.5	52.0	99.5
Income/(loss) from discontinued operations	21	7.6	(20.2)	17.5	(36.5)
(Loss)/income for the period		(7.5)	32.3	69.5	63.0

Attributable to:
Owners of the Company		(8.8)	35.4	67.0	68.5
Non‑controlling interests		1.3	(3.1)	2.5	(5.5)
(Loss)/income for the period		(7.5)	32.3	69.5	63.0

(Loss)/income attributable to owners arises from:
Continuing operations		(15.1)	52.5	52.0	99.5
Discontinued operations		6.3	(17.1)	15.0	(31.0)
		(8.8)	35.4	67.0	68.5

(Loss)/income per share from continuing operations
(Loss)/income per share ($) - basic	11	(0.04)	0.16	0.15	0.30
(Loss)/income per share ($) - diluted	11	(0.04)	0.15	0.15	0.29

(Loss)/income per share
(Loss)/income per share ($) - basic	11	(0.03)	0.11	0.20	0.20
(Loss)/income per share ($) - diluted	11	(0.03)	0.10	0.19	0.20

Other comprehensive (loss)/income:
Items that may be reclassified to income or loss
Exchange gain recycled to income statement on disposal of subsidiary		(16.0)	—	(16.0)	—
Exchange differences on translation of foreign operations		14.3	63.8	(20.5)	139.0
Other comprehensive (loss)/income for the period, net of taxes		(1.7)	63.8	(36.5)	139.0

Total comprehensive (loss)/income for the period		(9.2)	96.1	33.0	202.0

Attributable to:
Owners of the Company		(19.4)	91.6	14.7	188.4
Non‑controlling interests		10.2	4.5	18.3	13.6
Total comprehensive (loss)/income for the period		(9.2)	96.1	33.0	202.0

Total comprehensive (loss)/income for the period attributable to owners arises from:
Continuing operations		(20.7)	61.5	(20.4)	109.0
Discontinued operations		1.3	30.1	35.1	79.4
		(19.4)	91.6	14.7	188.4
(a)	The results for the three and six months ended June 30, 2025 have been re-presented to reflect that the results of the Latam segment is now reported as a discontinued operation. See note 21.1 for more information.

The notes on pages 13 to 33 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT JUNE 30, 2026, AND DECEMBER 31, 2025

		June 30,	December 31,
		2026	2025
	Notes	$'m	$'m
Non‑current assets
Property, plant and equipment		786.3	816.1
Right-of-use assets		371.3	369.9
Goodwill		274.5	262.7
Other intangible assets		284.3	288.9
Deferred income tax assets		77.6	65.1
Derivative financial instrument assets	12	59.6	48.1
Trade and other receivables	13	151.9	135.8
		2,005.5	1,986.6
Current assets
Inventories		46.5	42.1
Income tax receivable		2.6	0.8
Trade and other receivables	13	196.1	181.4
Cash and cash equivalents(a)		1,073.5	825.7
Assets held for sale	21	1,035.8	1,453.0
		2,354.5	2,503.0

TOTAL ASSETS		4,360.0	4,489.6

Non‑current liabilities
Trade and other payables	14	132.2	122.3
Borrowings	15	2,786.3	2,842.0
Lease liabilities	16	313.5	311.7
Provisions for other liabilities and charges		45.5	59.7
Deferred income tax liabilities		42.5	40.4
		3,320.0	3,376.1
Current liabilities
Trade and other payables	14	333.7	278.0
Provisions for other liabilities and charges		0.3	6.0
Derivative financial instrument liabilities	12	15.9	—
Income tax payable		91.7	69.9
Borrowings	15	323.5	295.7
Lease liabilities	16	66.4	60.7
Liabilities held for sale	21	391.1	493.0
		1,222.6	1,203.3

TOTAL LIABILITIES		4,542.6	4,579.4

Stated capital	17	5,440.3	5,419.7
Accumulated losses		(6,733.4)	(6,800.4)
Other reserves		1,111.4	1,129.4
Equity attributable to owners of the Company		(181.7)	(251.3)
Non‑controlling interests		(0.9)	161.5
TOTAL EQUITY		(182.6)	(89.8)

TOTAL LIABILITIES AND EQUITY		4,360.0	4,489.6
(a)	Excludes $19.9 million cash classified within assets held for sale as of June 30, 2026 (December 31, 2025: $27.6 million) (see note 21.2).

The notes on pages 13 to 33 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026, AND 2025

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m

At January 1, 2025	5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)
Exercise of share options	16.6	—	(16.6)	—	—	—
Share‑based payment expense	—	—	14.0	14.0	—	14.0
Total transactions with owners	16.6	—	(2.6)	14.0	—	14.0

Income/(loss) for the period	—	68.5	—	68.5	(5.5)	63.0
Other comprehensive income	—	—	119.9	119.9	19.1	139.0
Total comprehensive income	—	68.5	119.9	188.4	13.6	202.0

At June 30, 2025	5,419.7	(6,875.5)	1,185.0	(270.8)	172.4	(98.4)

At January 1, 2026	5,419.7	(6,800.4)	1,129.4	(251.3)	161.5	(89.8)
Non-controlling interests derecognized on disposal	—	—	—	—	(180.7)	(180.7)
Exercise of share options	20.6	—	(20.6)	—	—	—
Share‑based payment expense	—	—	40.7	40.7	—	40.7
Other movements	—	—	14.2	14.2	—	14.2
Total transactions with owners	20.6	—	34.3	54.9	(180.7)	(125.8)

Income for the period	—	67.0	—	67.0	2.5	69.5
Other comprehensive (loss)/income	—	—	(52.3)	(52.3)	15.8	(36.5)
Total comprehensive income/(loss)	—	67.0	(52.3)	14.7	18.3	33.0

At June 30, 2026	5,440.3	(6,733.4)	1,111.4	(181.7)	(0.9)	(182.6)

The notes on pages 13 to 33 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2026	2025	2026	2025
	Note	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash from operations	18	202.1	254.8	447.0	471.0
Income taxes paid		(52.1)	(15.0)	(68.4)	(31.0)
Payment for rent		—	(1.7)	—	(1.6)
Payment for tower and tower equipment decommissioning		—	(0.4)	—	(0.4)
Net cash from operating activities		150.0	237.7	378.6	438.0

Cash flow from investing activities
Purchase of property, plant and equipment		(29.1)	(40.0)	(71.4)	(87.1)
Payment in advance for property, plant and equipment		(8.2)	(6.3)	(12.4)	(15.7)
Purchase of software and licenses		(0.5)	—	(0.5)	(0.1)
Proceeds from sale of subsidiaries, net of cash disposed		177.3	—	182.1	—
Net proceeds relating to disposal of property, plant and equipment		0.9	1.1	2.0	1.8
Insurance claims received		0.1	0.2	0.1	0.3
Interest received		14.7	11.3	24.8	20.6
Deposit of short-term deposits		(7.7)	(14.0)	(8.5)	(15.8)
Refund of short-term deposits		0.8	0.4	1.8	9.5
Net cash from/(used in) investing activities		148.3	(47.3)	118.0	(86.5)

Cash flows from financing activities
Proceeds received from issuance of borrowings (net of transaction costs)		—	195.9	—	195.9
Repayment of borrowings		(24.9)	(328.4)	(41.6)	(348.9)
Fees on borrowings and derivative instruments		(2.4)	(7.7)	(4.4)	(12.2)
Interest paid		(97.5)	(116.2)	(130.5)	(171.8)
Payment for the principal portion of lease liabilities		(14.7)	(12.3)	(31.4)	(23.7)
Interest paid for lease liabilities		(18.8)	(16.3)	(34.6)	(29.4)
Settlement of non-deliverable forwards		(8.2)	—	(8.2)	—
Interest paid on derivative instruments		—	(6.3)	—	(9.3)
Net cash used in financing activities		(166.5)	(291.3)	(250.7)	(399.4)

Net increase/(decrease) in cash and cash equivalents		131.8	(100.9)	245.9	(47.9)
Cash and cash equivalents at beginning of period		966.5	629.0	853.3	578.0
Exchange differences		(4.9)	5.0	(5.8)	3.0
Cash and cash equivalents at end of period(a)		1,093.4	533.1	1,093.4	533.1

The notes on pages 13 to 33 form part of the condensed consolidated interim financial statements.

(a)	Includes $19.9 million classified within assets held for sale as of June 30, 2026 (see note 21.2).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General Information

The financial statements are the unaudited condensed consolidated interim financial statements (hereafter “financial statements”) of IHS Holding Limited (the “Company”) and its subsidiaries (together hereafter referred to as the “Group”). IHS Holding Limited is incorporated in the Cayman Islands under the Companies Act (as amended) as an exempted company with limited liability. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

IHS is principally involved in providing infrastructure for the telecommunications industry. The financial period presented comprises the three and six months ended June 30, 2026, along with its comparative prior period. The financial statements are presented in U.S. dollars ($) in millions, except where otherwise indicated. Certain columns and rows in financial tables within management’s discussion and analysis of financial condition and results of operations may not add due to rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented.

2.Summary of material accounting policies

2.1Basis of preparation

The financial statements for the three and six months ended June 30, 2026, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (“IAS 34”), as issued by the International Accounting Standards Board (“IFRS® Accounting Standards”).

The condensed financial statements do not amount to full financial statements and do not include all of the information and disclosures required for full consolidated annual financial statements. These should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2025, which have been prepared in accordance with IFRS® Accounting Standards as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.

In management’s opinion, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the Group’s financial position as of June 30, 2026, and its results of operations for the three and six months ended June 30, 2026, and 2025, cash flows for the three and six months ended June 30, 2026, and 2025, and statement of changes in equity for the six months ended June 30, 2026, and 2025. The condensed consolidated statement of financial position as of December 31, 2025, was derived from audited consolidated annual financial statements but does not contain all of the footnote disclosures from the consolidated annual financial statements.

2.2Approval

These condensed consolidated interim financial statements were authorized and approved for issue on August 10, 2026.

2.3Income tax

Income tax expense for the interim period is recognized based on the Group’s estimated annual effective income tax rate expected for the full financial year on an entity basis, applied to profit before tax for the interim period. The estimated annual effective tax rate is calculated separately for each entity, incorporating the expected statutory tax rates, tax incentives and non-deductible items across the countries in which the Group operates.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

2.4Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except the new standards, amendments and interpretations adopted by the Group during the period.

(a)New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards, amendments and interpretations for its reporting period commencing January 1, 2026:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to: IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”));
●	Annual Improvements to IFRS Accounting Standards – Volume 11; and
●	Contracts Referencing Nature-dependent Electricity (Amendments to: IFRS 9 and IFRS 7).

The above did not have a material impact on the Group’s financial statements. However, in applying the Amendments to the Classification and Measurement of Financial Instruments, the Group has elected the accounting policy option in IFRS 9 to derecognize financial liabilities settled in cash using an electronic payment system when it loses the practical ability to access the cash used to discharge the liability, which is generally when the related payment instruction is irrevocably processed.

(b)New standards, amendments and interpretations not yet adopted by the Group

Certain new standards and amendments have been published that are not yet effective for June 30, 2026 reporting period and have not been early adopted by the Group. These are as follows:

●	Presentation and Disclosure in Financial Statements (IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”));
●	Amendments to the Fair Value Option for Investments in Associates and Joint Ventures (Amendment to IAS 28);
●	Regulatory Assets and Regulatory Liabilities (“IFRS 20”)
●	Translation to a Hyperinflationary Presentation Currency (Amendments to: IAS 21); and
●	Subsidiaries without Public Accountability: Disclosures (Amendment to IFRS 19).

The Company is in the process of analyzing the impact of the above.

(c)Share based payments and other long-term employee benefit arrangements

When the number of shares under share-based payment arrangement, or an estimated liability under an employee long-term benefit arrangement (excluding post-employment and termination benefits) changes, and/or the service period for either is reduced, this results in accelerated expense recognition in the current period, by way of updating the cumulative expense recognized up to the reporting date. The expense for the revised remaining vesting period is recognized prospectively.

This accounting policy has been applied in the current period to certain management incentive schemes, following the February 2026 announcement by the Group that it had entered into a definitive merger agreement to be acquired by MTN Group Limited (see note 7 for further details). The expense recognized includes an estimated charge for the service period to date for a discretionary long-term incentive scheme under which certain employees may become eligible to receive one-time cash payments in connection with the completion of the transactions contemplated by the merger agreement with MTN Group Limited and the Latam Towers and I-Systems disposals for a discretionary amount that is no greater than $145 million.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

3.Critical accounting estimates and judgments

The preparation of interim financial statements requires management to make certain judgments, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities as of the end of the reporting period and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2025.

(a)Going Concern

As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, the Directors have considered:

●	the current economic conditions in the operating markets and the impact on trading performance;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates and the ongoing impact of geopolitical conflicts and wars;
●	the status of the Group’s financial arrangements and recent activities (see also note 15);
●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

In addition, the Directors have considered the following:

●	the Group had cash and cash equivalents of $1,093.4 million as of June 30, 2026, of which $19.9 million was classified as held for sale
●	the Group has assessed its current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure;
●	all of the Group’s operations are cash generative; and
●	our IT team monitors the risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilizes security measures to mitigate such risks.

In 2026, the Group signed agreements to dispose of its Latam fiber and tower operations. The Group completed the I-Systems Disposal in May 2026 and the Latam Towers Disposal in August 2026, generating significant cash inflows and improving the Group’s liquidity.

In 2026, the Group signed a merger agreement to be acquired by MTN Group for cash consideration of $8.50 per share. The transaction is expected to complete during the going concern period. Management has identified no significant risks to liquidity, covenant compliance, or operational continuity arising from completion of the transactions contemplated by the merger agreement with MTN Group Limited.

Having carefully considered the factors noted above, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing these financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

4.Capital risk management and fair value measurements

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk. The financial statements do not include all financial risk management information and disclosures required in consolidated annual financial statements, and should be read in conjunction with the Group’s consolidated annual financial statements for the year ended December 31, 2025.

There have been no changes in any risk management policies since December 31, 2025.

Fair value hierarchy

The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and
●	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

The Group’s financial instruments held at fair value all had a level 2 classification. These instruments comprise foreign exchange swaps, contingent BRL/USD non-deliverable forwards and options embedded in the Group’s bonds (see note 12 for further details). Their fair values are determined based on mark-to-market values provided by the counterparty financial institutions or valuation techniques using observable market data. There were no transfers between different levels during the reporting period and the Group did not change any valuation techniques in determining the level 2 fair values.

Fair value estimation

	At June 30, 2026		At December 31, 2025
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$'m	$'m	$'m	$'m

Financial liabilities
Borrowings (note 15)	3,109.8	3,179.2	3,234.4	3,312.7

The fair values of total borrowings presented above are classified as Level 2 of the fair value hierarchy and are based on discounted cash flows using a current borrowing rate.

Amounts at June 30, 2026 include $nil carrying value and $nil fair value (December 31, 2025: $96.7 million carrying value, $101.2 million fair value) for the disposal group classified as held for sale (see note 21.2).

Other than borrowings, the fair values of financial assets and financial liabilities are not materially different from their carrying values.

5.Segment reporting

The Group’s Executive Committee is identified as the chief operating decision maker (“CODM”) that reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified three reportable and operating segments:

●	Nigeria;
●	SSA; and
●	Latam (discontinued operations – see note 21)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

The CODM primarily uses a measure of Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period. The CODM also regularly receives information about the Group’s revenue by segment. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and therefore are not allocated to operating segments. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

There are no revenue transactions which occur between operating segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

The additions to property, plant and equipment, right-of-use assets, and intangible assets within segment assets are based on the operations of the segment and the physical location of the assets, and are measured in the same way as in the consolidated financial statements.

Summarized financial information is as follows:

	Nigeria	SSA	Latam	Total
	$'m	$'m	$'m	$'m

Three months ended June 30, 2026
Revenues from external customers - continuing operations	298.3	130.3	—	428.6
Revenues from external customers - discontinued operations	—	—	42.4	42.4
Revenues from external customers	298.3	130.3	42.4
Segment Adjusted EBITDA	166.5	70.8	32.7	270.0

Three months ended June 30, 2025
Revenues from external customers - continuing operations	260.4	127.8	—	388.2
Revenues from external customers - discontinued operations	—	—	45.1	45.1
Revenues from external customers	260.4	127.8	45.1
Segment Adjusted EBITDA	170.7	73.1	33.5	277.3

Six months ended June 30, 2026
Revenues from external customers - continuing operations	583.2	260.8	—	844.0
Revenues from external customers - discontinued operations	—	—	94.2	94.2
Revenues from external customers	583.2	260.8	94.2
Segment Adjusted EBITDA	349.0	148.4	70.4	567.8

Six months ended June 30, 2025
Revenues from external customers - continuing operations	531.7	248.6	—	780.3
Revenues from external customers - discontinued operations	—	—	92.6	92.6
Revenues from external customers	531.7	248.6	92.6
Segment Adjusted EBITDA	349.8	144.8	69.1	563.7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Each segment's Adjusted EBITDA above includes the following items:

	Continuing operations				Discontinued operations
	Nigeria	SSA	Unallocated items	Total	Latam
	$'m	$'m	$'m	$'m	$'m

Three months ended June 30, 2026
Power generation	91.3	28.4	—	119.7	0.8
Staff costs	11.6	7.9	16.6	36.1	4.3
Tower repairs and maintenance	7.5	7.5	—	15.0	1.3

Three months ended June 30, 2025
Power generation	56.0	25.0	—	81.0	0.8
Staff costs	9.7	8.2	19.4	37.3	5.7
Tower repairs and maintenance	4.8	6.9	—	11.7	2.4

Six months ended June 30, 2026
Power generation	153.1	52.3	—	205.4	1.9
Staff costs	24.0	15.2	36.3	75.5	10.6
Tower repairs and maintenance	14.1	14.1	—	28.2	3.4

Six months ended June 30, 2025
Power generation	117.7	47.7	—	165.4	2.0
Staff costs	17.7	16.6	42.3	76.6	10.1
Tower repairs and maintenance	9.8	12.6	—	22.4	4.7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Reconciliation of information on reportable segments to the amounts reported in the financial statements:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m

Segment Adjusted EBITDA	270.0	277.3	567.8	563.7
Unallocated corporate expenses(a)	(24.7)	(28.8)	(53.8)	(62.7)
Finance costs	(117.0)	(114.3)	(235.9)	(228.7)
Depreciation and amortization	(56.2)	(89.0)	(112.0)	(178.4)
Share‑based payment expense	(16.8)	(8.5)	(40.7)	(14.0)
Other costs(b)	(56.8)	(5.5)	(81.2)	(8.6)
Net impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	(47.5)	(1.7)	(80.4)	(3.6)
Business combination costs	(6.3)	(0.3)	(15.5)	(1.2)
Insurance claims	0.1	0.2	0.1	0.3
Net gain on disposal of property, plant and equipment and right-of-use assets	1.9	2.2	3.4	1.0
Net impairment reversal/(loss) of withholding tax receivables (note 7)	4.9	0.5	(0.6)	12.9
Finance income	52.5	35.6	172.9	56.1
Gain on disposal of subsidiary (note 20)	20.0	—	20.0	—
Exclude: loss/(income) before tax from discontinued operations (note 21.1)	1.7	33.3	(1.1)	55.2
Income before tax	25.8	101.0	143.0	192.0
(a)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.
(b)	Other costs for the three and six months ended June 30, 2026, included $39.9 million and $57.4 million respectively (three and six months ended June 30, 2025: $nil) of one-off long term employee benefit costs in relation to business disposals and the transactions contemplated by the merger agreement with MTN Group Limited announced in February 2026, one-off expenses related to strategic initiatives and operating systems of $15.8 million and $22.8 million respectively (three and six months ended June 30, 2025: $2.8 million and $4.5 million respectively), costs related to internal reorganization of $nil and $nil respectively (three and six months ended June 30, 2025: $1.2 million and $1.7 million respectively).
(c)	Includes impairment of held for sale non-current assets for the three and six months ended June 30, 2026 of $45.4 million and $75.4 million respectively (three and six months ended June 30, 2025: $nil) (see note 21.1).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Additions to segment assets are as follows:

	Nigeria	SSA	Latam	Total
	$'m	$'m	$'m	$'m

Additions of property, plant and equipment, right-of-use assets and intangible assets:
Three months ended June 30, 2026
- Segments	25.1	8.2	29.6	62.9
- Unallocated items				(0.4)
				62.5
Three months ended June 30, 2025
- Segments	17.0	19.4	47.7	84.1
- Unallocated items				—
				84.1
Six months ended June 30, 2026
- Segments	42.5	16.6	51.1	110.2
- Unallocated items				(0.4)
				109.8
Six months ended June 30, 2025
- Segments	18.6	38.1	83.8	140.5
- Unallocated items				0.4
				140.9

Revenue from two customers each represented 10% or more of the Group’s revenue from continuing operations as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Customer A	69%	71%	69%	71%
Customer B	20%	17%	19%	17%

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

6.Cost of sales

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025(a)	2026	2025(a)
	$'m	$'m	$'m	$'m

Power generation	119.7	81.0	205.4	165.4
Depreciation	49.6	46.9	99.0	94.8
Amortization	4.8	4.4	9.6	8.8
Tower repairs and maintenance	15.0	11.7	28.2	22.4
Staff costs	8.1	6.2	15.2	12.6
Regulatory fees	6.7	7.0	13.9	13.8
Security services	5.6	4.6	11.2	9.8
Travel costs	1.9	2.0	3.9	2.8
Net impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	1.5	1.0	3.8	1.7
Insurance	0.7	0.8	1.4	1.5
Short-term rental	1.2	1.4	2.3	2.9
Vehicle maintenance and repairs	0.5	0.5	0.9	1.0
Professional fees	0.5	0.3	0.7	0.7
Other	5.7	3.3	9.6	6.7
	221.5	171.1	405.1	344.9
(a)	The results for the three and six months ended June 30, 2025 have been re-presented to reflect that the result of the Latam segment is now reported as a discontinued operation. See note 21.1 for more information.

7.Administrative expenses

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025(a)	2026	2025(a)
	$'m	$'m	$'m	$'m

Staff costs(b)	85.6	43.3	159.3	83.1
Net loss allowance on trade receivables	0.2	1.3	4.3	1.7
Professional fees(c)	22.7	8.8	36.4	18.2
Facilities, short-term rental and upkeep	8.5	7.2	16.1	14.3
Travel costs	2.6	2.6	5.1	4.8
Depreciation	1.5	1.9	2.9	4.3
Amortization	0.3	0.2	0.5	0.5
Net gain on disposal of property, plant and equipment and right-of-use assets	(1.9)	(2.2)	(3.3)	(3.2)
Operating taxes	0.2	0.2	0.2	0.3
Business combination costs	5.5	0.3	14.7	1.2
Net impairment (reversal)/loss of withholding tax receivables(d)	(4.9)	(0.5)	0.6	(12.9)
Other	5.1	5.3	9.4	8.9
	125.4	68.4	246.2	121.2

(a)	The results for the three and six months ended June 30, 2025 have been re-presented to reflect that the result of the Latam segment is now reported as a discontinued operation. See note 21.1 for more information.
(b)	Includes amounts related to key management personnel (excluding Non-Executive directors) and share-based payment expense. The amount for the three and six months ended June 30, 2026 includes accelerated charges of $10.1 million and $25.7 million respectively for share-based payment expenses and long-term employee benefits of $39.9 million and $57.4 million respectively that result from changes in expected vesting periods and estimated amounts expected to be settled following the February 2026 announcement by the Group that it had entered into a merger agreement to be acquired by MTN Group Limited.
(c)	Further advisor fees of up to $42.0 million, not included within the above, are contingently payable dependent on the closing of the planned merger agreement with MTN Group Limited.
(d)	Withholding tax receivables are assessed for recoverability based on a five year cash flow projection and an analysis of the utilization of withholding tax balances in settlement of future income tax liabilities. See note 13 for more information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

8.Finance income

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025(a)	2026	2025(a)
	$'m	$'m	$'m	$'m

Net foreign exchange gain arising from financing - unrealized	7.8	20.7	110.6	28.6
Interest income - bank deposits	13.8	9.1	22.6	16.5
Other interest income(b)	2.8	—	7.9	—
Fair value gain on embedded options	17.6	1.4	11.4	4.3
Change in fair value of foreign exchange swaps	—	—	—	0.2
Fair value gain on non-deliverable forwards (note 12)	6.5	—	6.5	—
	48.5	31.2	159.0	49.6
(a)	The results for the three and six months ended June 30, 2025 have been re-presented to reflect that the result of the Latam segment is now reported as a discontinued operation. See note 21.1 for more information.
(b)	Other interest income relates to the accrued interest on the vendor loan notes issued on the disposal of IHS Rwanda (see note 13).

9.Finance costs

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025(a)	2026	2025(a)
	$'m	$'m	$'m	$'m

Interest expense - third party borrowings	65.6	57.1	135.3	124.3
Fair value loss on non-deliverable forwards (note 12)	17.4	—	30.4	—
Interest and finance charges for lease liabilities	12.3	9.3	23.9	18.2
Interest expense - withholding tax on interest	4.2	8.3	8.8	16.9
Net foreign exchange loss arising from financing - realized	1.8	1.4	4.5	6.9
Fees on borrowings and financial derivatives	1.6	1.9	3.3	3.5
Unwinding of discount on decommissioning liability	1.3	1.4	2.6	2.8
Fair value loss on contingent consideration	1.3	—	1.3	—
	105.5	79.4	210.1	172.6
(a)	The results for the three and six months ended June 30, 2025 have been re-presented to reflect that the result of the Latam segment is now reported as a discontinued operation. See note 21.1 for more information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

10.Taxation

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025(a)	2026	2025(a)
	$'m	$'m	$'m	$'m

Current taxes	42.8	36.9	99.3	78.9
Deferred income taxes	(1.9)	11.6	(8.3)	13.6
Total taxation expense	40.9	48.5	91.0	92.5
(a)	The results for the three and six months ended June 30, 2025 have been re-presented to reflect that the result of the Latam segment is now reported as a discontinued operation. See note 21.1 for more information.

Income tax expense is recognized in each interim period based on tax computations for each group entity. In 2026, the forecast annual effective tax rate was determined and applied to the income or loss before tax in the period.

In the prior period, tax was computed by applying adjustments for material temporary and permanent differences by reference to the relevant tax rules to the year to date income or loss before tax.

The income tax expense for the second quarter decreased by $7.6 million compared to the same period in 2025 primarily due to a change in the profit mix. The effective tax rate is above the expected rate primarily due to UK losses for which no tax credit is recognized, partially offset by unrealized net foreign exchange gains within finance income in Nigeria that do not give rise to a tax expense.

The income tax expense for the six month period ended June 30, 2026 decreased by $1.5 million compared to the same period in 2025 primarily due to a change in the profit mix. The effective tax rate is above the expected rate primarily due to UK losses for which no tax credit is recognized partially offset by unrealized net foreign exchange gains within finance income in Nigeria that do not give rise to a tax expense.

The effective tax rate was broadly in line with the prior comparative period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

11.(Loss)/income per share

Basic (loss)/income per share is calculated by dividing the (loss)/income for the period attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted (loss)/income per share is calculated by dividing the (loss)/income for the period attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The reported basic and diluted (loss)/income per share were as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$	$	$	$
(Loss)/income per share from continuing operations
Basic	(0.04)	0.16	0.15	0.30
Diluted	(0.04)	0.15	0.15	0.29

Income/(loss) per share from discontinued operations
Basic	0.02	(0.05)	0.04	(0.09)
Diluted	0.02	(0.05)	0.04	(0.09)

(Loss)/income per share
Basic	(0.03)	0.11	0.20	0.20
Diluted	(0.03)	0.10	0.19	0.20

The following tables set out the data used in the basic and diluted (loss)/income per share calculations:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
(Loss)/income from continuing operations
(Loss)/income for the period	(15.1)	52.5	52.0	99.5
Exclude: loss for the period attributable to non-controlling interests	—	—	—	—
(Loss)/income for the period attributable to owners of the Company	(15.1)	52.5	52.0	99.5

Income/(loss) from discontinued operations
Income/(loss) for the period	7.6	(20.2)	17.5	(36.5)
Exclude: (income)/loss for the period attributable to non-controlling interests	(1.3)	3.1	(2.5)	5.5
Income/(loss) for the period attributable to owners of the Company	6.3	(17.1)	15.0	(31.0)

(Loss)/income for the period	(7.5)	32.3	69.5	63.0
Exclude: (income)/loss for the period attributable to non-controlling interests	(1.3)	3.1	(2.5)	5.5
(Loss)/income for the period attributable to owners of the Company	(8.8)	35.4	67.0	68.5

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	'000	'000	'000	'000

Weighted average number of ordinary shares outstanding	338,249	335,515	336,988	334,563
Weighted average number of potential ordinary shares	5,807	4,640	6,664	5,197

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Potential ordinary shares relate to options granted under the Group’s share-based compensation schemes. Under IAS 33 Earnings per Share (“IAS 33”), potential ordinary shares are treated as dilutive when, and only when, their conversion into ordinary shares would decrease earnings per share or increase loss per share.

12.Derivative financial instruments

The Group’s derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the condensed consolidated statement of income and other comprehensive (loss)/income. The related net foreign exchange gain/(loss) is included in finance income (note 8) and finance costs (note 9).

The underlying contractual notional amounts for the derivative instruments as of June 30, 2026, and as of December 31, 2025, are as follows:

	June 30,	December 31,
	2026	2025
	$'m	$'m

Derivative instruments
Embedded options within listed bonds(a)	2,186.0	2,186.0
Non-deliverable forwards(b)	285.4	—
	2,471.4	2,186.0
(a)	This relates to early redemption clauses within the Group’s Senior Notes (see note 15 - Borrowings). On or after November 29, 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 100.00000%. On or after September 18, 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 100.00000%. On or after November 29, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 101.56250% and 100.00000%, respectively. On or after November 29, 2026, 2027 or 2028, the 2030 Notes may be redeemed (in whole or in part) at a price of 103.93750%, 101.96875% and 100.00000%, respectively. On or after November 29, 2027, 2028 or 2029, the 2031 Notes may be redeemed (in whole or in part) at a price of 104.12500%, 102.06250% and 100.00000%, respectively.
(b)	This relates to the deal-contingent BRL/USD non-deliverable forward transaction entered into by the Group to hedge the Brazilian real-denominated portion of the expected sales proceeds relating to the disposal of our Latam towers business. This derivative is a foreign exchange forward contract which is valued using quoted market inputs for forward foreign exchange rates (i.e. a level 2 instrument). The instrument is deal-contingent, which allows the Company to settle the derivative at the point of closing of the disposal transaction, rather than on a fixed maturity date, and if the disposal does not close for reasons outlined in the derivative’s terms and conditions then the settlement is waived.

The fair value asset/(liability) amounts of the derivative instruments are as follows:

	June 30,	December 31,
	2026	2025
	$'m	$'m

Derivative instruments
Embedded options within listed bonds	59.6	48.1
Non-deliverable forwards	(15.9)	—
	43.7	48.1

The change in fair value of the derivative instruments recorded in the condensed consolidated statement of income and other comprehensive income/(loss) is:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m

Derivative instruments
Embedded options within listed bonds	17.6	1.4	11.4	4.3
Foreign exchange swaps	—	—	—	0.2
Non-deliverable forwards	(10.9)	—	(23.9)	—
	6.7	1.4	(12.5)	4.5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

13.Trade and other receivables

	June 30,	December 31,
	2026	2025
	$'m	$'m

Non‑current
Accrued revenue and lease incentive	1.3	2.0
Payment in advance for property, plant and equipment	20.9	22.2
Deferred consideration(a)	96.2	89.3
Withholding tax receivables(b)	26.5	22.3
Other receivables (see note 20)	7.0	—
	151.9	135.8
Current
Trade receivables(c)	124.6	119.6
Less: allowance for expected credit losses	(15.5)	(12.1)
Net trade receivables(d)	109.1	107.5
Other receivables(e)	35.2	33.4
Prepaid land rent	1.5	2.1
Other prepaid expenses	6.5	9.2
Advance payments	32.2	12.4
Withholding tax receivables(b)	3.6	10.1
VAT receivables	8.0	6.7
	196.1	181.4
(a)	Deferred consideration relates to vendor loan notes issued on the disposal of IHS Rwanda and comprised a two-year Rwandan Franc denominated note for $70.0 million (equivalent) bearing interest at 12% per annum and a three-year US dollar denominated zero-coupon note for $24.5 million.
(b)	Withholding tax receivables are assessed for recoverability based on a five year cash flow projection and an analysis of the utilization of withholding tax balances in settlement of future income tax liabilities. Effective from January 1, 2025, revenue tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services decreased from 10% to 2%. Following this change in regulation, previously impaired revenue withholding tax receivables are reassessed each period to identify which could be utilized in settlement of future tax liabilities which can result in the reversal of previously impaired revenue withholding tax receivables (see note 7).
(c)	Included in trade receivables is $33.0 million (December 31, 2025: $45.2 million) relating to accrued revenue.
(d)	The fair value is equal to their carrying amount.
(e)	Included in other receivables are short-term fixed deposits which are not classified as cash and cash equivalents as these exceed the three month maturity period.

Payment in advance for property, plant and equipment relates to the future supply of tower and tower equipment and fiber assets. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

14.Trade and other payables

	June 30,	December 31,
	2026	2025
	$'m	$'m

Non‑current
Deferred revenue(a)	121.3	111.2
Other payables	10.9	11.1
	132.2	122.3
Current
Trade payables	178.8	148.4
Deferred revenue	45.9	46.6
Withholding tax payable	2.4	3.5
Payroll and other related statutory liabilities	22.2	34.4
VAT payables	13.4	22.9
Other payables(b)	71.0	22.2
	333.7	278.0

(a)	Includes payments received in advance from customers for long-term lease arrangements of fiber network infrastructure.
(b)	Includes employee benefit accruals of $57.4 million (2025: $nil) (see note 7)

15.Borrowings

Borrowings comprised the following:

	June 30,	December 31,
	2026	2025
	$’m	$’m

Non‑current
Senior Notes	1,966.3	1,965.5
Bank term loans	820.0	876.5
	2,786.3	2,842.0
Current
Senior Notes	218.4	218.4
Bank term loans	105.0	77.2
Letters of credit	0.1	0.1
	323.5	295.7

Total borrowings	3,109.8	3,137.7
Borrowings classified as held for sale (see note 21.2)	—	96.7
	3,109.8	3,234.4

Refer to the next page for an analysis of our borrowing facilities and related covenants:

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Analysis of borrowings

Borrowings comprised the following:

	Principal
	amount					Carrying amount
	June 30,		Issue	Maturity		June 30,	December 31,
	2026	Currency	date	date	Interest rate	2026	2025
						$'m	$'m
Senior Notes
IHS Holding Limited	200.0M	USD	Nov'21	Nov'26	5.625%	200.7	200.5
IHS Holding Limited	500.0M	USD	Nov'21	Nov'28	6.250%	500.4	500.2
IHS Holding Limited	550.0M	USD	Nov'24	May'30	7.875%	547.2	546.7
IHS Holding Limited	650.0M	USD	Nov'24	Nov'31	8.250%	645.8	645.3
IHS Mauritius NG Holdco Limited	286.0M	USD	Sep'19	Sep'27	8.000%	290.6	290.0

Debentures
I-Systems Soluções de Infraestrutura S.A.(a)	—	BRL	Jun'24	May'32	2.10% + CDI	—	26.8

Bank Term Loans
IHS Côte d’Ivoire S.A.	5.9B	XOF	Dec'23	Dec'28	6.50%	9.8	12.1
IHS Côte d’Ivoire S.A.	46.3M	EUR	Dec'23	Dec'28	3.50% + 3M EURIBOR	51.8	63.9
IHS Holding Limited	200.0M	USD	Jun'25	Dec'27	5.85% + 3M SOFR	198.9	198.2
IHS Holding Limited	255.0M	USD	Oct'24	Oct'29	4.50% + 3M SOFR	257.0	256.8
IHS Holding Limited	3.2B	ZAR	Oct'24	Oct'29	4.50% + 3M JIBAR	200.7	198.6
IHS Towers South Africa Proprietary Limited	2.9B	ZAR	May'22	May'29	2.75% + 3M JIBAR	173.6	182.4
IHS Zambia Limited	33.3M	USD	Dec'20	Dec'27	5.00% + CAS + 3M SOFR	33.2	42.9
I-Systems Soluções de Infraestrutura S.A.(a)	—	BRL	Oct'22	Oct'30	2.45% - 2.50% + CDI	—	69.9

Revolving Credit Facilities and Overdraft(b)
IHS Holding Limited	300.0M	USD	Jun'25	Sep'28	3.50% + 3M SOFR	—	—
IHS Nigeria Limited	100.0B	NGN	Jan'26	Mar'29	1.00% + MPR	—	—
IHS Cameroon S.A.	10.0B	XAF	Sep'25	Aug'26	5.50%	—	—
IHS Cameroon S.A.	10.0B	XAF	Oct'25	Sep'26	5.50% - 6.00%	—	—

Letters of Credit(b)
IHS Nigeria	356.5M	USD	Feb'22	Sep'26	12.00% - 15.39%	0.1	0.1
						3,109.8	3,234.4
Exclude: Borrowings classified as held for sale (see note 21.2)						—	(96.7)
Borrowings						3,109.8	3,137.7
(a)	On February 11, 2026, IHS Fiber Brasil – Cessão de Infraestruturas Ltda. entered into a share purchase and sale agreement with TIM S.A., pursuant to which IHS Fiber Brasil – Cessão de Infraestruturas Ltda. agreed to sell its 51.0% stake in I-Systems. Borrowings for this business are presented within liabilities held for sale at December 31, 2025. In May 2026, the Group completed the I-Systems Disposal.
(b)	Principal amount for revolving credit facilities, overdrafts and letters of credit are the available facilities at June 30, 2026.

All Group borrowings (except letters of credit) typically contain customary affirmative and negative covenants, events of default and financial covenant ratios (generally tested either quarterly or on an incurrence basis, depending on the financing type and with some exceptions). The borrowing entity may also voluntarily prepay its utilizations and/or cancel all or part of the available commitments on its term loans and facilities by giving notice. Mandatory cancellation and full or partial prepayment may be required in certain circumstances including events of default. The majority of borrowings are supported by intercompany guarantees or secured by pledges over certain assets.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

16.Lease liabilities

	June 30,	December 31,
	2026	2025
	$'m	$'m

Non‑current	313.5	311.7
Current	66.4	60.7
Total lease liabilities	379.9	372.4

Lease liabilities represent the net present value of future payments due under long-term leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the six month period ended June 30, 2026, payments of $66.0 million (six months ended June 30, 2025: $53.1 million) were made in respect of lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

The undiscounted contractual payments under the lease liabilities are as follows:

		Total
	Carrying	contractual	Within	1 ‑ 3	3 ‑ 5	Over 5
	value	cash flows	1 year	years	years	years
	$'m	$'m	$'m	$'m	$'m	$'m

At June 30, 2026
Lease liabilities	379.9	704.7	73.5	143.7	112.0	375.5

At December 31, 2025
Lease liabilities	372.4	698.9	69.8	140.0	111.3	377.8

Cash flows presented above use renewal expectation assumptions consistent with those used for the application of IFRS 16. The weighted average remaining lease term remaining as of June 30, 2026, is 11 years. Amounts above exclude the Latam disposal groups which were classified as held for sale (see note 21.2 for more information).

17.Stated capital

	Ordinary Shares
			Share capital		Share premium
	Number of		net of		net of
	shares	Share capital	issue costs	Share premium	issue costs
	000’s	$'m	$'m	$'m	$'m

At December 31, 2025	335,521	101.7	100.7	5,348.9	5,319.0
Shares issued on exercise of options	2,820	0.8	0.8	19.8	19.8
At June 30, 2026	338,341	102.5	101.5	5,368.7	5,338.8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

18.Cash from operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m

Reconciliation:
Income from continuing operations before taxation	25.8	101.0	143.0	192.0
Adjustments:
(Loss)/income from discontinued operations before taxation	(1.7)	(33.3)	1.1	(55.2)
Depreciation of property, plant and equipment	51.1	77.8	101.9	156.4
Amortization of intangible assets	5.1	11.2	10.1	22.0
Amortization of prepaid site rent	1.0	0.6	1.9	1.3
Net impairment loss of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	47.5	1.7	80.4	3.6
Net impairment (reversal)/loss of withholding tax receivables (note 7)	(4.9)	(0.5)	0.6	(12.9)
Impairment of inventory	2.2	0.2	3.4	0.4
Net gain on disposal of property, plant and equipment and right-of-use assets	(1.9)	(2.2)	(3.4)	(1.0)
Share‑based payment and long-term employee benefit expenses	57.6	8.5	99.0	14.0
Net loss allowance on trade receivables	0.8	1.4	5.3	1.8
Gain on disposal of subsidiary (note 20)	(20.0)	—	(20.0)	—
Finance income	(52.5)	(35.6)	(172.9)	(56.1)
Finance costs	117.0	114.3	235.9	228.7
Insurance claim income	(0.1)	(0.2)	(0.1)	(0.3)
Operating income before working capital changes	227.0	244.9	486.2	494.7

Changes in working capital
(Increase)/decrease in inventory	(7.4)	4.1	(5.4)	(10.1)
Decrease/(increase) in trade and other receivables	10.7	(41.6)	(23.6)	(31.2)
(Decrease)/increase in trade and other payables	(28.2)	47.4	(10.2)	17.6
Net movement in working capital	(24.9)	9.9	(39.2)	(23.7)

Cash from operations	202.1	254.8	447.0	471.0

19.Capital commitments and contingent liabilities

Capital commitments

The Group was committed to the purchase of property, plant and equipment of approximately $125.4 million at June 30, 2026 (December 31, 2025: $96.9 million).

Contingent liabilities

Note 32, ‘Capital Commitments and contingent liabilities’, in the Group’s consolidated financial statements for the year ended December 31, 2025, outlines the Group’s capital commitments and contingent liabilities as of that date. There have been no material changes to the contingent liabilities during the reporting period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

20.Disposal

I-Systems disposal

(a)	In May 2026, the Group completed the I-Systems Disposal. At December 31, 2025, I-Systems was re-classified as a disposal group held for sale and presented within discontinued operations, in accordance with IFRS 5, as part of the Group’s plan to exit its Latin America operations. The net assets disposed of and the resulting net gain on disposal are as follows:

2026
$’m

Net assets disposed	(361.4)
Non-controlling interests derecognized	180.7
Exchange differences on translation of foreign operations recycled	16.0
(164.7)

Proceeds
Cash	183.0
Other receivables(a)	7.0
190.0
Costs of disposal	(5.3)
Net gain on disposal	20.0
(a)	Other receivables represent amounts held in escrow at closing which may be subject to certain deductions for indemnity claims and cannot be used for any other purpose up to the sixth anniversary of the closing date. Any amounts not applied in settlement of valid claims will be released to IHS Holding Limited thereafter. Accordingly, the balance is classified as a non-current financial asset measured at amortized cost in accordance with IFRS 9. Interest accruing on the balance is for the benefit of IHS Holding Limited and is recognized within finance income.

The net gain on disposal is included in Discontinued operations in the consolidated statement of income and other comprehensive income. Net assets disposed included cash of $5.7 million.

The assets held for sale were impaired by cumulative impairment losses of $95.2 million to align its carrying value with the transaction consideration, of which $92.0 million was incurred in the year ended December 31, 2025 and $3.2 million in the period ended March 31, 2026.

21.Discontinued operations and disposal groups

During the fourth quarter of 2025, the Group progressed its plan to exit the Latam region through the disposal of both its tower businesses in Brazil and Colombia (Latam towers) and its fiber business in Brazil (I-Systems) and by the end of December 2025 the plans for each disposal were sufficiently progressed for management to conclude that it was highly probable that the sale of each business would complete within 12 months. Therefore, these businesses have been classified as two separate disposal groups and the assets and liabilities of both disposal groups are presented as held for sale in the condensed consolidated statement of financial position.

Depreciation and amortization is no longer recognized from this date forwards and the non-current assets are impaired with reference to the agreed sales consideration.

The Latam region is a major geographical area of operations for the Group. Accordingly, the disposal groups together have been classified as a discontinued operation and their results presented as a discontinued operation in the condensed consolidated statement of income and other comprehensive (loss)/income.

On February 11, 2026, the Group announced it had agreed to sell its 51.0% equity interest in I-Systems to TIM S.A., which was completed in May 2026 (refer to note 21), and on February 17, 2026, the Group announced it had agreed to sell its Latam tower operations to Macquarie Asset Management. In August 2026, the Group completed the Latam Towers Disposal.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

21.1Discontinued operations

Financial performance and cashflow information in relation to discontinued operations was as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$’m	$’m	$’m	$’m

Revenue	42.4	45.1	94.2	92.6
Cost of sales	(4.7)	(39.9)	(11.3)	(79.8)
Administrative expenses	(6.7)	(8.9)	(14.7)	(19.6)
Gain on disposal of subsidiary (note 20)	20.0	—	20.0	—
Impairment of held for sale non-current assets	(45.4)	—	(75.4)	—
Other income	0.2	0.9	0.2	1.2
Operating income/(loss)	5.8	(2.8)	13.0	(5.6)
Finance income	4.0	4.4	13.9	6.5
Finance costs	(11.5)	(34.9)	(25.8)	(56.1)
(Loss)/income before tax from discontinued operations	(1.7)	(33.3)	1.1	(55.2)
Income tax (expense)/benefit:
Related to pre tax income from the ordinary activities	(1.6)	13.1	(1.5)	18.7
Related to remeasurement to fair value less costs to sell	10.9	—	17.9	—
Income/(loss) from discontinued operations	7.6	(20.2)	17.5	(36.5)

Other comprehensive income:
Exchange differences on translation of foreign operations	4.0	54.9	35.9	129.5
Other comprehensive income for the period, net of taxes	4.0	54.9	35.9	129.5

Total comprehensive income for the period	11.6	34.7	53.4	93.0

Net cash from operating activities	41.6	28.2	76.5	55.4
Net cash used in investing activities	(13.8)	(15.4)	(29.8)	(41.5)
Net cash used in financing activities	(28.1)	(6.4)	(40.4)	(37.0)
Net (decrease)/increase in cash by the discontinued operation	(0.3)	6.4	6.3	(23.1)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

21.2Assets held for sale and liabilities held for sale

	June 30, 2026	December 31, 2025
	Tower businesses	Tower businesses	I-Systems	Total
	$’m	$’m	$’m	$’m

Non‑current assets
Property, plant and equipment	298.1	293.3	269.4	562.7
Right-of-use assets	254.0	244.6	0.7	245.3
Other intangible assets	188.9	194.9	137.1	332.0
Deferred income tax assets	163.1	138.4	6.1	144.5
Trade and other receivables	69.6	69.9	5.3	75.2

Current assets
Trade and other receivables	42.2	39.3	26.4	65.7
Cash and cash equivalents	19.9	16.9	10.7	27.6
Assets held for sale	1,035.8	997.3	455.7	1,453.0

Non‑current liabilities
Trade and other payables	-	-	(5.5)	(5.5)
Borrowings	-	-	(82.8)	(82.8)
Lease liabilities	(259.4)	(232.0)	(0.5)	(232.5)
Provisions for other liabilities and charges	(32.7)	(36.8)	-	(36.8)
Deferred income tax liabilities	(11.2)	(14.0)	-	(14.0)

Current liabilities
Trade and other payables	(42.2)	(42.6)	(23.6)	(66.2)
Borrowings	-	-	(13.9)	(13.9)
Lease liabilities	(45.6)	(40.9)	(0.4)	(41.3)
Liabilities held for sale	(391.1)	(366.3)	(126.7)	(493.0)

The cumulative foreign exchange translation reserve loss in relation to the discontinued operation as of June 30, 2026 was $62.7 million (December 31, 2025: $83.9 million)

22.Events after the reporting period

Sale of Latam tower operations

In August 2026, the Group completed the disposal of its Latam tower operations, comprising its tower businesses in Brazil and Colombia and its approximately 9,000 sites, to Macquarie Asset Management. Refer to note 21.2 for further details including the assets and liabilities held for sale as at June 30, 2026. The Group's related deal contingent non-deliverable foreign exchange forward transaction matured and settled in accordance with the completion of this disposal.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Where appropriate this discussion is based on non-IFRS measures which are reconciled to an IFRS measure (refer to the Key Financial and Operational Performance Indicators).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our annual report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”), dated March 16, 2026, filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 647 million people in emerging markets, across two regions and seven countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of June 30, 2026, we operated 37,672 Towers across five countries in Africa and two countries in Latin America. We are the largest independent tower operator in five of the seven markets in which we operate and we are the only independent tower operator of scale in three of these markets.

We have a well-defined organic growth strategy designed to expand in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, we have historically also grown inorganically, entering into carefully selected growth-oriented markets with compelling underlying fundamentals. Historically, our business was predominantly focused on the African continent. However, in 2020, we started to invest in other regions and adjacent communications infrastructure offerings, by entering into Latin America via Brazil and Colombia. These investments supported our inorganic growth strategy of expanding into additional regions that met our investment criteria, which opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria now suggest that inorganic growth opportunities will be limited for the foreseeable future, as we believe inorganic investment is just one of the various forms of capital allocation which are available to us.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of June 30, 2026, our owned and operated tower portfolio supported 55,205 Tenants, with a Colocation Rate of 1.47x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions. Our footprint currently covers Nigeria, Cameroon, Côte d’Ivoire, South Africa, Zambia, Brazil and Colombia. Until October 9, 2025 our footprint also covered Rwanda.

Recent Developments

On February 11, 2026, IHS Fiber Brasil – Cessão de Infraestruturas Ltda. entered into a share purchase and sale agreement with TIM S.A., pursuant to which IHS Fiber Brasil – Cessão de Infraestruturas Ltda. agreed to sell its 51.0% stake in I-Systems. The disposal was completed in May 2026, refer to note 20 of our unaudited condensed consolidated interim financial statements for further details.

On February 17, 2026, IHS Mauritius BR Limited entered into a Stock Purchase Agreement with Latam Towers Infrastructure, LLC to sell all equity interests in IHS Brasil - Cessão de Infraestruturas S.A., Centennial Towers Brasil

Cooperatief U.A., and Centennial Towers Colombia S.A.S., reflecting an enterprise value of approximately $952 million (being cash consideration of BRL3,550 million (approximately $683 million), plus the net impact of borrowings and lease liabilities less cash and cash equivalents aggregating to approximately $269 million), subject to adjustment for leakage and accrued interest. The closing of the transaction was completed in August 2026. Refer to note 21 of our unaudited condensed consolidated interim financial statements for further details, including the assets and liabilities held for sale as at June 30, 2026.

In connection with the disposal of our Latin American fiber operations, we entered into a BRL915 million (approximately $177 million) deal contingent non-deliverable foreign exchange forward transaction with JPMorgan Chase Bank, N.A. on February 12, 2026. We entered into this transaction to hedge the proceeds from the disposal, which were denominated in Brazilian Real. The transaction matured and settled in connection with the completion of this disposal. As a result, we entered into a new BRL935 million (approximately $181 million) non-deliverable foreign exchange forward transaction to continue to hedge the proceeds from the disposal until the proceeds were upstreamed. This hedge matured and settled in June 2026.

In connection with the disposal of our Latin American tower operations, we entered into BRL1,500 million (approximately $290.0 million) of foreign exchange derivative instruments to hedge the components of the Brazilian Real-denominated sale prices not fixed to U.S. dollars directly in the sales agreements. The hedge matured and settled in August 2026.

On February 17, 2026, IHS Holding Limited (the "Company") entered into an agreement and plan of merger with MTN Group Limited ("MTN"), Mobile Telephone Networks (Netherlands) B.V. ("Holdings"), and Sub-Merger Co, a wholly owned subsidiary of Holdings. Pursuant to this merger agreement, Merger Sub will merge with and into the Company, with the Company surviving as a privately held company. At the effective time, each outstanding ordinary share (other than certain excluded shares) will be cancelled in exchange for $8.50 in cash per share, and the ordinary shares will be delisted from the New York Stock Exchange. The Company's board of directors has unanimously approved the merger and it was approved by shareholders in August 2026. Completion of the merger is subject to certain closing conditions, regulatory approvals and the Company maintaining specified cash and indebtedness levels. The Company's ability to satisfy the cash requirements is dependent upon the successful completion of the sales of both its Latin American tower and fiber operations. Under specified circumstances, termination of the merger agreement may result in the payment of a termination fee by the Company ($104,290,000) or MTN ($148,980,000).

Effective April 29, 2026, the Company appointed William Saad as an executive director, succeeding Mr. Bashir El-Rufai. Mr. Saad is one of the Company’s co-founders and currently serves as its Executive Vice President and Group Chief Operating Officer.

Reportable Segments

Our operations are organized into three segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our three operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, South Africa, Zambia (and, until October 9, 2025, Rwanda); and Latin America, or Latam, which comprises our operations in Brazil and Colombia. Latam became a discontinued operation but it continues to be reported to our CODM as a segment.

We use revenue and segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described as inorganic below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation, foreign exchange resets and power indexation, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired, or tower portfolios or businesses that we have disposed of, since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. Where tower portfolios or businesses were disposed during the period under review, inorganic revenue impact is calculated as the revenue contribution from those tower portfolios or businesses in their reported state (measured in U.S. dollars) in the period. This treatment continues for 12 months following acquisition or disposal.

Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of a change in the foreign exchange rate. In fact, the periodic (monthly and quarterly) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset monthly and quarterly.

The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, there is a delay between the timing of the devaluation and the next contractual reset.

During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and revenue that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate and is therefore lower for that period. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward at the relevant time which is reflected in increased revenue for that period that partially offsets the decrease in the prior period due to the devaluation. We experience the same type of effect on our Adjusted EBITDA of currency devaluation in one period followed by a reset in our dollar linked revenue in a subsequent period.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. For further discussion, please refer to “Multiple foreign exchange markets with different exchange rates” below.

While a number of the MLAs with our customers are deemed automatically renewed if not canceled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, our MLA with MTN in Zambia was renewed in March 2024, and extended for 10 years through to 2034. Our MLAs with MTN Nigeria that were up for renewal in 2024 and 2029 were renewed in August 2024, and extended through 2032. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

The renewed and extended contracts with MTN Nigeria include new rebased financial terms, and now include a combination of a Naira component (that benefits from semi-annual escalators linked to the Nigerian Consumer Price Index), a U.S. dollar component (that continues to benefit from annual escalators linked to the U.S. Consumer Price Index and has quarterly foreign exchange resets), and/or a new component indexed to the cost of providing diesel power, introduced to act as a hedge against diesel prices and potentially foreign exchange fluctuations. Prior to the new terms agreed with MTN Nigeria, we did not have a direct hedge on power prices in our use fees with MTN Nigeria, which has now been introduced.

In the second quarter of 2024 we concluded agreements with MTN South Africa to unwind the power Managed Services agreement and to amend the existing MLA with a revised fee structure, extended by two years through to 2034. The operational impact of the unwind since that time is that the South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers.  The new agreement resulted in an ongoing reduction in gross revenue and cost of sales. Additionally, continuing power pass-through activities in South Africa are no longer recognized on a gross basis. None of these updates to gross revenue and cost of sales have a net impact on Adjusted EBITDA.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in communications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, or certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, the gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services that require a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually or semi-annually for the subsequent 12 months or 6 months, respectively.  Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Our MLAs may also contain a portion of lease fees which may be linked to power indexation metrics including diesel and electricity prices. This indexation is typically linked to local power prices and updated quarterly.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditure and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services that require a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites are primarily ground-based towers, but can also include in-building solutions/distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates.

Consequently, the construction of New Sites generally has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect this to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period, adjusted for the reintegration of previously lost tenancies. For example, a Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer Churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditure at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption.

Acquisitions/Disposals of tower portfolios and businesses

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios and businesses result in an immediate increase in the size of our overall tower portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditure and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

The disposal of tower portfolios and businesses will reduce revenue going forward from the period in which the disposal occurs, shown through inorganic revenue movements.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Cameroon, Côte d’Ivoire, Zambia, South Africa, Brazil and Colombia, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), Central African CFA Franc (XAF), West African CFA Franc (XOF), Zambian Kwacha (ZMW), South African Rand (ZAR), Brazilian Real (BRL) and Colombian Peso (COP), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income/(loss) and other comprehensive (loss)/ income.

Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates.

For further discussion on the impact of the Naira movements, please refer to “— Results of Operations.”

Multiple foreign exchange markets with different exchange rates

From time to time in the markets in which we operate, there have existed situations where there are differing official exchange rates in the market. Accordingly, we regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of local operations books to U.S. dollars for our consolidated group reporting purposes, in accordance with the requirements of IFRS Accounting Standards.

In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions. The foreign exchange rate that we determined to be the most appropriate for the translation of our results for group reporting purposes may also have differed from the conversion rates contained within our contracts.

For example, as a result of the previous regime of multiple exchange rate “windows” for different purposes in Nigeria, we agreed with certain of our Key Customers in 2020 to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg.

Should similar circumstances arise again where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts. For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Hyperinflation

At present, none of our markets are considered to be hyperinflationary (as defined in IAS 29 Financial Reporting in Hyperinflationary Economies). The 3 year cumulative inflation rate for Nigeria has continued to remain lower than 2025, but there is the potential for hyperinflation accounting to be applicable in future reporting periods if inflation increases.

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers and fiber infrastructure, which is non-discretionary in nature and required for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites, and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is the replacement and servicing of generators and batteries at our sites, although this may decrease if grid availability in our markets improves.

In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

When we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditure typically involves the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditure is one-off in nature, following which the refurbishment sites should then have normalized maintenance capital expenditure requirements. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Carbon reduction roadmap

In October 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our operational emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 2030, using 2021 emissions data as the baseline.

We believe that savings can be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Nigeria, Zambia and, until October 9, 2025, Rwanda. However, our plans in Cameroon, Côte d’Ivoire and Zambia will only include connecting more sites to the grid.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability and our South African operations where they are connected to the grid and experience significant load shedding. However, following the unwind of the power Managed Services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, power indexation clauses limit the impact of diesel price fluctuations. Our overall diesel consumption is also being reduced through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, three, five, or ten-year portion of the overall duration of the lease (although in our South Africa business, we typically pay our ground lease fees monthly in advance), with typically pre-agreed lease fee increases of between 3% and 60% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In the quarter ended June 30, 2026, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 99.1% of our consolidated revenue. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

In May 2026, S&P upgraded Nigeria’s Long-Term Foreign-Currency Issuer Credit Rating to B from B- with a stable outlook. In April 2026, Fitch affirmed Nigeria’s Long-Term Foreign-Currency Issuer Credit Rating at B with a stable outlook.

In June 2026, S&P affirmed IHS Holding Limited’s Long-Term Foreign-Currency Issuer Credit Rating and its unsecured debt at B+ with a stable outlook. In November 2025, Fitch affirmed IHS Holding Limited’s Long-Term Foreign-Currency Issuer Credit Rating and its unsecured debt at B+ and revised its outlook to positive from stable.

There have been no upgrades, downgrades, or changes in outlook for Nigeria or IHS since June 2026.

As a result of the currency exchange rate fluctuations, particularly with regard to the Naira as described further above, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we have adopted a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, and particularly in Nigeria given the significant depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we are pursuing operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets. See the “Risk Factors” section of our 2025 Annual Report for further details.

Macroeconomic Issues

Global deterioration in economic conditions could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages in shipping capacity, changes to global trade policies, the imposition of tariffs or the commencement of trade wars could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of geopolitical tensions, for example, in connection with the recent hostilities involving Iran and related developments in the Middle East, which may affect oil production, trade routes, and global energy markets. However, following the unwind of the power Managed Services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, we benefit from power indexation clauses which limit the impact in relation to increased diesel prices and conversely falling diesel prices.

Through our international operations, we are also exposed to foreign exchange risk arising from currency exposures other than the U.S. dollar, such as the BRL, NGN, XAF, XOF, ZAR and ZMW currencies. Any fluctuations in these foreign currency exchange rates could result in a material adverse effect on the cash flow and future profits.

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate (“SOFR”), the Chicago Mercantile Exchange (“CME”) Term SOFR, the European interbank offered rate (“EURIBOR”), the Nigerian Monetary Policy Rate (“MPR”), the Johannesburg Interbank Average Rate (“JIBAR”), or the Brazilian interbank deposit rate (“CDI”). Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term.

In the past, governments have taken, and may in the future take, unprecedented actions in an attempt to address and rectify extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, adverse economic conditions may cause a significant impact on our ability and the ability of our customers to raise capital, if needed, on a timely basis, on acceptable terms or at all.

To the extent that any macroeconomic issues have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening other risks described in the “Risk Factors” section of our 2025 Annual Report.

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers and our fixed copper and fiber network infrastructure, which are shared by various MNOs and other communications service providers. A portion of Colocation arrangements for the rental of space on the towers, other assets on tower sites, on which the use of space is dependent, and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16. A portion of Colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenue is recognized as the service is delivered at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), which is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right-of-use assets, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent, staff costs and other costs directly related to the provision of services to customers and other site-related costs, such as security services, regulatory permits and license costs, and insurance, including for customer- and network-related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between one and five years, depending on the equipment. Right-of-use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to the provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), impairment of goodwill, office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right-of-use assets where such assets are leased, net loss or gains from sale of assets, loss allowance on trade and other receivables and other sundry costs. Administrative expenses also include corporate overhead related to merger and acquisition efforts and costs associated with new business initiatives.

Other income

Other income includes proceeds from insurance claims and net gain on disposal.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements, net realized and unrealized gains from valuations of financial instruments and other interest income.

Taxation

Taxation consists of current tax and deferred tax with respect to income taxes. The income tax expense or credit is calculated at the forecast annual effective tax rate applicable to profits or losses in our respective countries of business with appropriate adjustments. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under the relevant IFRS accounting standard. Current tax also includes the Pillar 2 multinational top-up tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Where there are taxable losses and other deferred tax assets brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income.

Income/(loss) from discontinued operations

Income/(loss) from discontinued operations represents the post-tax results of a business component that has been disposed of, or is classified as held for sale, and that represents a separate major line of business or geographical area of operations, in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. It is presented as a single line item in the consolidated income statement, separate from the results of the Group's continuing operations, and includes any gain or loss recognized on disposal, including the reclassification of cumulative foreign currency translation differences previously recognized in other comprehensive income.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA and Adjusted EBITDA Margin are not measures defined by IFRS Accounting Standards. The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period. Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS Accounting Standards.

Towers

We measure the number of towers in our portfolio (including discontinued operations) at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites and acquiring towers from MNOs or independent tower companies. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

For the avoidance of doubt, this includes amounts in relation to discontinued operations.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to income/(loss) or income/(loss) margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA and Adjusted EBITDA Margin.

The following is a reconciliation of Adjusted EBITDA from the most directly comparable IFRS measure which is income for the three and six month periods ended June 30, 2026 and 2025:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m

(Loss)/Income for the period	(7.5)	32.3	69.5	63.0

Adjustments(a):
Income tax expense	31.6	35.4	74.6	73.8
Finance costs(b)	117.0	114.3	235.9	228.7
Finance income(b)	(52.5)	(35.6)	(172.9)	(56.1)
Depreciation and amortization	56.2	89.0	112.0	178.4
Net(reversal of impairment)/impairment of withholding tax receivables(c)	(4.9)	(0.5)	0.6	(12.9)
Business combination transaction costs	6.3	0.3	15.5	1.2
Net impairment of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent(d)	47.5	1.7	80.4	3.6
Net (gain)/loss on disposal of property, plant and equipment and right-of-use assets	(1.9)	(2.2)	(3.4)	(1.0)
Gain on disposal of subsidiary	(20.0)	—	(20.0)	—
Share-based payment expense(e)	16.8	8.5	40.7	14.0
Insurance claims(f)	(0.1)	(0.2)	(0.1)	(0.3)
Other costs(g)	56.8	5.5	81.2	8.6
Adjusted EBITDA	245.3	248.5	514.0	501.0
(a)	Adjustments include relevant amounts in relation to discontinued operations summarized in note 21.1
(b)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments and other interest income.
(c)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites. Includes impairment of held for sale non-current assets for the three and six months ended June 30, 2026 of $45.4 million and $75.4 million respectively (three and six months ended June 30, 2025: $nil) (see note 21.1).
(e)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards, and changes to valuation input assumptions.
(f)	Represents insurance claims included as other income.
(g)	Other costs for the three and six months ended June 30, 2026, included $39.9 million and $57.4 million respectively (three and six months ended June 30, 2025: $nil) of one-off long term employee benefit costs in relation to business disposals and the transactions contemplated by the merger agreement with MTN Group Limited announced in February 2026, one-off expenses related to strategic initiatives and operating systems of $15.8 million and $22.8 million respectively (three and six months ended June 30, 2025: $2.8 million and $4.5 million respectively), costs related to internal reorganization of $nil and $nil respectively (three and six months ended June 30, 2025: $1.2 million and $1.7 million respectively).

RESULTS OF OPERATIONS

The table below shows our consolidated results of operations for the three and six month periods ended 30 June, 2026 and 2025:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025(a)	2026	2025(a)
	$’m	$’m	$’m	$’m

Revenue	428.6	388.2	844.0	780.3
Cost of sales	(221.5)	(171.1)	(405.1)	(344.9)
Administrative expenses	(125.4)	(68.4)	(246.2)	(121.2)
Other income	1.1	0.5	1.4	0.8
Operating income	82.8	149.2	194.1	315.0
Finance income	48.5	31.2	159.0	49.6
Finance costs	(105.5)	(79.4)	(210.1)	(172.6)
Income before income tax	25.8	101.0	143.0	192.0
Income tax expense	(40.9)	(48.5)	(91.0)	(92.5)
(Loss)/income from continuing operations	(15.1)	52.5	52.0	99.5
Income/(loss) from discontinued operations	7.6	(20.2)	17.5	(36.5)
(Loss)/income for the period	(7.5)	32.3	69.5	63.0

(a)	The results for the three and six month periods ended June 30, 2025 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 21.1 for more information.

Impact of Naira foreign exchange movements

In 2026, the Naira exchange rate to the U.S. dollar has exhibited reduced volatility compared to 2024, consistent with the relative stability observed in 2025. The rates used in the preparation of our financial statements are shown below:

	Closing Rate	Closing Rate Movement(a)	3- Month Average Rate	Average Rate Movement(a)
	₦:$	$:₦	₦:$	$:₦
March 31, 2024	1,393.5	––	1,315.9	––
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%
March 31, 2025	1,538.1	0.5%	1,526.7	6.7%
June 30, 2025	1,543.0	(0.3)%	1,580.8	(3.4)%
September 30, 2025	1,486.5	3.7%	1,523.2	3.6%
December 31, 2025	1,448.3	2.6%	1,453.3	4.8%
March 31, 2026	1,384.5	4.6%	1,385.0	4.9%
June 30, 2026	1,383.0	0.1%	1,366.2	1.4%
(a)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as a percentage of the period’s rate.

Movements in the Naira exchange rate used to translate the results of our Nigeria operations positively impacted revenue and segment Adjusted EBITDA in the second quarter of 2026 by $40.7 million and $22.6 million, respectively, compared to the same period in 2025. These translation benefits were partially offset by foreign exchange resets under certain contracts.

During the quarter, movements in the Naira also resulted in unrealized foreign exchange gains of $2.7 million on U.S. dollar denominated intercompany loans advanced to our Nigerian operations. These gains are recognized in finance income, although they do not affect Group net assets, as equal and opposite movements are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities, including these loans.

For the six months ended June 30, 2026, movements in the Naira exchange rate used to translate the results of our Nigeria operations positively impacted revenue and segment Adjusted EBITDA by $67.4 million and $39.5 million, respectively, compared to the same period in 2025. These impacts were partially offset by foreign exchange resets under certain contracts.

Results for the three and six months ended June 30, 2026 versus 2025

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale from December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation. Accordingly, the description of revenue from continuing operations is now presented separately from the description of revenue from discontinued operations and Adjusted EBITDA Margin is only presented for individual segments. Other key performance indicators, including Adjusted EBITDA and ALFCF, continue to reflect the performance inclusive of the Latin America segment as the associated IFRS measures of earnings and cash from operations continue to include results from discontinued operations. In May 2026 and August 2026, the Group completed the I-Systems Disposal and Latam Towers Disposal respectively.

Revenue from continuing operations

Revenue from continuing operations for the three month period ended June 30, 2026 (“second quarter”) was $428.6 million, an increase of 10.4% year-on-year, despite a 3.7% inorganic revenue headwind from the Rwanda Disposal in October 2025. Organic revenue(a) increased by $2.1 million (0.5%) driven by higher revenues from Tenants, Lease Amendments and New Sites, as well as escalations. Organic revenue also benefited from increased revenues from power indexation, with growth partly offset by lower revenues related to foreign exchange resets, largely as a result of the appreciation of the Naira versus the U.S. dollar. Inorganic revenue(a) decreased by $14.3 million, reflecting the Rwanda Disposal in October 2025. Revenue from continuing operations was also positively impacted by the non-core(a) impact of favorable movements in foreign exchange rates used to translate the results of foreign operations of $52.5 million, an increase of 13.5%, of which $40.7 million was due to the appreciation of the Naira.

Revenue from continuing operations for the year-to-date was $844.0 million, an increase of 8.2% year-on-year, despite a 3.7% inorganic revenue headwind from the Rwanda Disposal in October 2025. Year-to-date organic revenue(a) decreased by $4.6 million year-on-year, or 0.6%, with a reduction in revenues related to foreign exchange resets and diesel prices, more than offsetting continued growth in revenues from Tenants, Lease Amendments and New Sites, which came despite the impact of Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the contract renewals and extensions signed during the third quarter of 2024. Inorganic revenue decreased by $28.9 million due to the Rwanda Disposal in October 2025. Revenue from continuing operations was also positively impacted by the non-core impact of positive movements in foreign exchange rates of $97.2 million, an increase of 12.5%, of which $67.4 million was due to the appreciation of the Naira.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

Revenue from discontinued operations

Revenue from the Latin America segment for the three month period ended June 30, 2026, presented within discontinued operations, was $42.4 million, a decrease of 5.9% year-on-year, with growth negatively impacted by the I-Systems Disposal in May 2026.

Revenue from the Latin America segment for the year-to-date, presented within discontinued operations, was $94.2 million, an increase of 1.7% year-on-year, with growth negatively impacted by the completion of the I-Systems Disposal in May 2026.

Towers, tenants and lease amendments

For the second quarter, there was a year-on-year net decrease in Towers of 1,512 (a net decrease of 45 year-on-year excluding the impact of the Rwanda disposal), resulting in total Towers of 37,672 at the end of the period. The decrease primarily resulted from the divestiture of 1,467 Towers in Rwanda in October 2025. The addition of 464 New Sites year-on-year, was more than offset by 493 Churned and 16 decommissioned sites. Tenants declined 4,538 year-on-year (including the divestiture of 3,041 from Rwanda, and a reduction of 3,704 from Churn). The Churn was inclusive of 2,576 tenants in the third quarter of 2025, which reflected an updated agreement with our smallest Key Customer in Nigeria, T2 (previously known as 9mobile), signed in that quarter. As a result, total Tenants were 55,205 at the end of the second quarter, with a Colocation Rate of 1.47x, which was a slight increase compared to 1.46x in the first quarter of 2026. Excluding the impact of these two items, we added 1,079 net new tenants year-on-year. Year-on-year, we added 6,688 Lease Amendments, driven by continued incremental demand for ancillary services, resulting in total Lease Amendments of 46,766 at the end of the second quarter.

(a)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue, inorganic revenue and non-core and additional information

Adjusted EBITDA

Adjusted EBITDA for the second quarter of $245.3 million decreased 1.3% year-on-year, primarily reflecting the 7.0% inorganic headwind resulting from the disposals of the Company’s Rwanda operations and I-Systems stake in October 2025 and May 2026, respectively. The year-on-year change also reflected higher costs, which partly offset the increase in revenue described above. Cost of sales included within Adjusted EBITDA increased $46.2 million year-on-year, primarily driven by increases in power generation costs ($38.7 million), as a result of higher global power prices due to the conflict in the Middle East. While the Company has power pass-through and indexation mechanisms to help mitigate this impact, there is typically a one-quarter lag between movements in power generation costs and the associated revenue impact under these mechanisms. There were also year-on-year increases in tower repairs and maintenance costs ($1.9 million) and staff costs ($1.1 million). The $5.4 million decrease in administrative expenses included within Adjusted EBITDA was primarily driven by staff costs ($3.8 million).

Adjusted EBITDA for the year-to-date of $514.0 million increased 2.6% year-on-year, despite the 5.4% inorganic headwind resulting from the disposals of the Company’s Rwanda operations and I-Systems stake in October 2025 and May 2026, respectively. The year-on-year change also reflected a $52.3 million increase in costs included within Adjusted EBITDA, which partly offset the increase in revenue, described above. The $53.5 million increase in cost of sales was primarily driven by an increase in power generation costs ($40.0 million), as a result of higher global power prices due to the conflict in the Middle East. While the Company has power pass-through and indexation mechanisms to help mitigate this impact, there is typically a one-quarter lag between movements in power generation costs and the associated revenue impact under these mechanisms. There were also year-on-year increases in tower repairs and maintenance costs ($3.9 million), staff costs ($2.7 million) and security services costs ($1.0 million). Administrative costs included within Adjusted EBITDA declined by $1.2 million, supported by cost saving initiatives implemented during the period.

Income/(loss) from discontinued operations

Income from discontinued operations was $7.6 million for the second quarter of 2026, compared with a loss of $20.2 million for the corresponding period in 2025. The improvement was primarily driven by a $20.0 million gain on the I-Systems Disposal and lower cost of sales and finance costs of $35.2 million and $23.4 million, respectively, partially offset by a $34.5 million impairment of held for sale non-current assets, net of the related deferred tax impact of $10.9 million.

For the six months ended June 30, 2026, income from discontinued operations was $17.5 million, compared with a loss of $36.5 million in the prior year period. The improvement was primarily attributable to the $20.0 million gain on the I-Systems Disposal, lower cost of sales and finance costs of $68.5 million and $30.3 million, respectively, partially offset by a $57.5 million impairment of held for sale non-current assets, net of the related deferred tax impact of $17.9 million.

(Loss)/income for the period

The Group reported a loss of $7.5 million for the second quarter of 2026, compared to income of $32.3 million in the second quarter of 2025. While revenue increased by $40.4 million and income from discontinued operations increased by $27.8 million, these benefits were more than offset by a $50.4 million increase in cost of sales and a $57.0 million increase in administrative expenses.

Higher cost of sales was primarily attributable to higher power generation costs in the Nigeria segment, driven by increased diesel prices associated with the ongoing conflict in the Middle East.

Administrative expenses increased by $57.0 million, primarily due to $50.0 million of accelerated share-based payment and long-term employee benefit expenses as a result of a change in expected vesting periods and settlement obligations following the February 2026 announcement by the Group that it had entered into a merger agreement to be acquired by MTN Group Limited.

Income for the six months ended June 30, 2026 was $69.5 million, compared to $63.0 million in the prior year period. This increase was primarily driven by favorable movements in net finance costs of $71.9 million and a $54.0 million increase in income from discontinued operations, partially offset by a $120.9 million decrease in operating income.

Revenue increased by $63.7 million to $844.0 million; however, increases in costs of sales of $60.2 million and administrative expenses of $125.0 million more than offset this growth, resulting in operating income decreasing to $194.1 million from $315.0 million.

Higher cost of sales was primarily attributable to higher power generation costs incurred in the Nigeria segment, driven by increased diesel prices associated with the ongoing conflict in the Middle East.

Administrative expenses increased by $125.0 million, primarily due to $83.1 million of accelerated share-based payment and long-term employee benefit expenses as a result of a change in expected vesting periods and settlement obligations following the February 2026 announcement by the Group that it had entered into a merger agreement to be acquired by MTN Group Limited.

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Set out below are revenue and segment Adjusted EBITDA for each of our reportable segments, for the three and six month periods ended June 30, 2026 and 2025:

Revenue

	Three months ended			Six months ended
	June 30,	June 30,		June 30,	June 30,
	2026	2025	Change	2026	2025	Change
	$’m	$’m	%	$’m	$’m	%

Nigeria	298.3	260.4	14.5	583.2	531.7	9.7
SSA	130.3	127.8	2.0	260.8	248.6	4.9
Continuing operations	428.6	388.2		844.0	780.3

Latam	42.4	45.1	(5.9)	94.2	92.6	1.7
Discontinued operations	42.4	45.1		94.2	92.6

Adjusted EBITDA

	Three months ended			Six months ended
	June 30,	June 30,		June 30,	June 30,
	2026	2025	Change	2026	2025	Change
	$’m	$’m	%	$’m	$’m	%

Nigeria	166.5	170.7	(2.5)	349.0	349.8	(0.2)
SSA	70.8	73.1	(3.2)	148.4	144.8	2.5
Latam (discontinued operations)	32.7	33.5	(2.1)	70.4	69.1	1.8
	270.0	277.3		567.8	563.7
Unallocated corporate expenses(a)	(24.7)	(28.8)	14.1	(53.8)	(62.7)	14.1
Total Adjusted EBITDA	245.3	248.5	(1.3)	514.0	501.0	2.6

(a)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

Nigeria

Second quarter revenue increased 14.5% year-on-year to $298.3 million, primarily driven by the favorable movements in foreign exchange rates used to translate the results of foreign operations. Organic revenue decreased by $2.9 million, a decline of 1.1% year-on-year. This reflected continued growth in revenue from Colocation, Lease Amendments, New Sites, escalations and diesel prices, which was partially offset by Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the contract renewals and extensions signed during the third quarter of 2024, and further impacted by a reduction in revenues linked to foreign exchange resets as a result of the appreciation of the Naira versus the U.S dollar during the period. The decrease in organic revenue was more than offset by favorable movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,366 to $1.00 in the second quarter of 2026 compared to an average rate of ₦1,581 to $1.00 in the second quarter of 2025. This led to a non-core increase of $40.7 million, or 15.6% year-on-year.

Year-to-date revenue increased 9.7% year-on-year to $583.2 million primarily driven by the favorable movements in foreign exchange rates used to translate the results of foreign operations. Organic revenue decreased by $16.0 million, a decline of 3.0% year-on-year. This reflected continued growth in revenue from Colocation, Lease Amendments, New Sites, fiber and escalations, which was partially offset by Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate, described above, and further impacted by a reduction in revenues linked to foreign exchange resets and diesel prices as a result of the appreciation of the Naira versus the U.S dollar during the period. The decrease in organic revenue was more than offset by favorable movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,376 to $1.00 in the year-to-date period of 2026 compared to an average rate of ₦1,554 to $1.00 in the same period of 2025. This led to a non-core increase of $67.4 million, or 12.7% year-on-year.

Tenants decreased by 2,321 year-on-year, with growth of 590 from Colocation and 9 from New Sites, more than offset by 2,920 Churn, which was inclusive of 2,576 tenants in the third quarter of 2025 which reflected an updated agreement with our smallest Key Customer, T2. Lease Amendments increased by 5,411 driven by continued incremental demand for ancillary services.

Segment Adjusted EBITDA for the second quarter decreased 2.5% year-on-year to $166.5 million, resulting in an Adjusted EBITDA Margin of 55.8%. The year-on-year decrease in segment Adjusted EBITDA for the second quarter primarily reflected an increase in cost of sales and administrative expenses included within segment Adjusted EBITDA, which more than offset the increase in revenue described above. During the second quarter the increase in costs was primarily driven by a year-on-year increase in power generation costs ($35.3 million), as a result of higher global power prices due to the conflict in the Middle East. While the Company has power pass-through and indexation mechanisms to help mitigate this impact, there is typically a one-quarter lag between movements in power generation costs and the resulting impact on revenue under these mechanisms. There were also year-on-year increases in tower repairs and maintenance costs ($2.7 million), staff costs ($1.9 million) and other administrative costs ($0.7 million), with increases enhanced by the appreciation of the Naira, which is used to translate the results of our Nigeria operations.

Year-to-date segment Adjusted EBITDA decreased 0.2% year-on-year to $349.0 million, resulting in an Adjusted EBITDA Margin of 59.9%. The year-on-year decrease in segment Adjusted EBITDA primarily reflected the increase in revenue discussed above, offset by an increase in cost of sales and administrative expenses included within segment Adjusted EBITDA. The increase in costs was primarily driven by a year-on-year increase in power generation costs ($35.5 million), as a result of higher global power prices due to the conflict in the Middle East. While the Company has power pass-through and indexation mechanisms to help mitigate this impact, there is typically a one-quarter lag between movements in power generation costs and the resulting impact on revenue under these mechanisms. There were also year-on-year increases in staff costs ($6.2 million), tower repairs and maintenance costs ($4.3 million) and other administrative costs ($3.0 million), with increases enhanced by the appreciation of the Naira, which is used to translate the results of our Nigeria operations.

SSA

Second quarter revenue increased 2.0% year-on-year to $130.3 million, despite an 11.2% inorganic revenue headwind related to the Rwanda Disposal in October 2025. Organic revenue, which increased by $5.0 million, or 3.9%, led by growth in revenue from new Tenants, Colocations, New Sites and escalations, was partially offset by lower revenues from foreign exchange resets. The overall increase in revenue was also driven by an increase in non-core revenues as a result of positive movements in foreign exchange rates of $11.8 million, or 9.2%.

Year-to-date revenue increased 4.9% year-on-year to $260.8 million, despite an 11.6% inorganic revenue headwind related to the Rwanda Disposal in October 2025. Organic revenue, which increased by $11.3 million, or 4.6%, led by growth from new Tenants, Colocations and escalations, was partially offset by lower revenues from foreign exchange resets. The overall increase in revenue was also driven by an increase in non-core revenues as a result of positive movements in foreign exchange rates of $29.8 million, or 12.0%.

Tenants decreased by 2,852 year-on-year, primarily due to the disposal of 3,041 tenants in Rwanda. Other than this disposal, tenants increased by 189 driven by increases of 625 from Colocation and 188 from New Sites, partially offset by a reduction of 624 tenants from Churn primarily related to ZedMobile (“ZedMobile”) during the first quarter of 2026, while Lease Amendments increased by 427.

Segment Adjusted EBITDA for the second quarter decreased 3.2% year-on-year to $70.8 million, resulting in an Adjusted EBITDA Margin of 54.3%. The year-on-year decrease in segment Adjusted EBITDA for the second quarter was primarily driven by the 12.7% negative impact as a result of the Rwanda Disposal. The year-on-year movement also reflects an increase in revenue, partially offset by an increase in costs included within Adjusted EBITDA. The $4.9 million increase in costs was primarily driven by year-on-year increases in power generation costs ($3.5 million) and tower repairs and maintenance costs ($0.6 million).

Year-to-date segment Adjusted EBITDA increased 2.5% year-on-year to $148.4 million, for an Adjusted EBITDA Margin of 56.9%. The year-on-year increase in segment Adjusted EBITDA was primarily driven by higher revenue, partially offset by the 13.1% negative impact as a result of the Rwanda Disposal and an increase in costs included within Adjusted EBITDA of $8.6 million. The increase in costs was driven by increases in power generation costs ($4.6 million), other administrative expenses ($3.6 million) largely reflecting a provision associated with the ZedMobile Churn in Zambia recognized during the first quarter of 2026, and an increase in tower repairs and maintenance costs ($1.5 million), partially offset by a reduction in staff costs ($1.4 million) and security services costs ($0.5 million).

Latam

Second quarter revenue decreased 5.9% year-on-year to $42.4 million, primarily driven by the 28.0% inorganic revenue headwind resulting from the I-Systems Disposal. in May 2026, which more than offset organic and non-core revenue growth. Organic revenue increased 8.8% in the quarter, or $4.0 million, with continued growth in revenue from Tenants, Lease Amendments, New Sites and CPI escalations. Revenue also benefited from the non-core positive impact of favorable movements in foreign exchange rates of $6.0 million, or 13.3%.

Year-to-date revenue increased 1.7% year-on-year to $94.2 million, despite the 13.6% inorganic revenue headwind resulting from the I-Systems Disposal in May 2026. Organic revenue increased 3.2% driven by continued growth in Tenants, Lease Amendments, New Sites and CPI escalations. This growth was achieved despite the year-to-date period of 2025 benefiting from a one-off increase in revenues from our customer Oi S.A. (“Oi Brazil”) of $3.6 million related to their judicial recovery proceedings. Revenue also benefited from the non-core impact of positive movements in foreign exchange rates of $11.2 million, or 12.1%.

Tenants increased by 635 year-on-year, including 267 from New Sites and 528 from Colocation, while Lease Amendments increased by 850.

Second quarter segment Adjusted EBITDA decreased 2.1% to $32.7 million for a segment Adjusted EBITDA Margin of 77.2%, primarily driven by the negative impact resulting from the I-Systems stake disposal, described above. As a result, there were decreases in revenue and in costs included within Adjusted EBITDA, including a decline in staff costs ($1.4 million) and repairs and maintenance costs ($1.1 million).

Year-to-date segment Adjusted EBITDA increased 1.8% to $70.4 million for a segment Adjusted EBITDA Margin of 74.7%, with growth coming despite the negative impact resulting from the I-Systems stake disposal. The increase in costs included within Adjusted EBITDA was driven by an increase in site rental costs ($1.4 million) and staff costs ($0.5 million) partly offset by a decrease in repairs and maintenance costs ($1.3 million) and security services costs ($0.2 million).

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale from December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation. In May 2026 and August 2026, the Group completed the I-Systems Disposal and Latam Towers Disposal respectively.

CAPITAL EXPENDITURE

Set out below is the capital expenditure for the three and six month periods ended June 30, 2026 and 2025 for each of our reporting segments:

	Three months ended			Six months ended
	June 30,	June 30,		June 30,	June 30,
	2026	2025	Change	2026	2025	Change
	$’m	$’m	%	$’m	$’m	%

Nigeria	19.2	21.5	(10.3)	35.6	32.7	8.8
SSA	4.8	7.3	(35.0)	8.0	15.6	(48.9)
Other	—	—	––	––	0.4	(100.0)
Continuing operations	24.0	28.8		43.6	48.7

Latam	15.2	17.5	(13.3)	37.0	41.3	(10.4)
Discontinued operations	15.2	17.5		37.0	41.3

Total capital expenditure	39.2	46.3	(15.2)	80.6	90.0	(10.4)

During the second quarter of 2026, capital expenditure (“Total Capex”) was $39.2 million, compared to $46.3 million for the second quarter of 2025. The decrease was driven by lower capital expenditure in our SSA and Latam segments, mainly due to lower discretionary capital expenditure, in addition to lower capital expenditure in our Nigeria segment, primarily reflecting a reduction in augmentation capital expenditure and the phasing of maintenance capital expenditure.

Year-to-date, Total Capex was $80.6 million, compared to $90.0 million for the six month period ended June 30, 2025. The decrease was primarily driven by lower capital expenditure in our SSA and Latam segments, including lower discretionary capital expenditure and maintenance capital expenditure, respectively. This was partially offset by an increase in our Nigeria segment, reflecting an increase in fiber capital expenditure and the phasing of maintenance capital expenditure, partly offset by a decrease in augmentation capital expenditure.

Nigeria

The 10.3% year-on-year decrease for the second quarter was primarily driven by decreases related to augmentation capital expenditure ($2.5 million) and maintenance capital expenditure ($1.5 million), partially offset by increases in other discretionary capital expenditure ($0.7 million) and fiber capital expenditure ($0.4 million).

The 8.8% year-on-year increase year-to-date was primarily driven by increases in fiber capital expenditure ($2.2 million), maintenance capital expenditure ($0.9 million) and other discretionary capital expenditure ($1.2 million), partially offset by a decrease in augmentation capital expenditure ($1.8 million).

SSA

The 35.0% year-on-year decrease for the second quarter was primarily driven by decreases in capital expenditure related to New Sites ($1.3 million) and augmentation capital expenditure ($0.9 million).

The 48.9% year-on-year decrease year-to-date was primarily driven by decreases in augmentation capital expenditure ($2.7 million), other discretionary capital expenditure ($2.6 million), maintenance capital expenditure ($1.1 million) and capital expenditure related to New Sites ($1.1 million).

Latam

The 13.3% year-on-year decrease for the second quarter was primarily driven by decreases in maintenance capital expenditure ($4.4 million), capital expenditure related to the fiber business ($2.8 million) and other discretionary capital expenditure ($1.2 million), partially offset by increases in capital expenditure related to New Sites ($3.9 million) and augmentation capital expenditure ($2.1 million).

The 10.4% year-on-year decrease year-to-date was primarily driven by decreases related to the fiber business ($5.7 million), maintenance capital expenditure ($4.6 million) and other discretionary capital expenditure ($1.2 million), partially offset by increases to augmentation capital expenditure ($5.1 million) and capital expenditure related to New Sites ($2.1 million).

FINANCING ACTIVITIES FOR THE PERIOD JANUARY 1, 2026 TO JUNE 30, 2026

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on June 30, 2026.

Nigeria (2026) Revolving Credit Facility

IHS Mauritius NG Holdco Limited, IHS (Nigeria) Limited, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an NGN100.0 billion (approximately $72.3 million) Naira-denominated revolving credit facility agreement in January 2026 (with the potential to upsize to NGN200.0 billion (approximately $144.6 million)) (as amended and/or as amended and restated from time to time the “Nigeria 2026 RCF”), between, amongst others, IHS (Nigeria) Limited, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited and INT Towers NG Finco 1 Plc as guarantors; Stanbic IBTC as agent and certain financial institutions listed therein as original lenders.

The interest rate under the Nigeria 2026 RCF is equal to the Nigerian MPR plus a margin of 1.0% per annum. IHS Mauritius NG Holdco Limited also pays certain other fees and costs, including a supplemental agency fee, an arranging fee, a management fee and an agent fee.

The Nigeria 2026 RCF is scheduled to terminate in March 2029 and is repayable in full on that date. Subject to certain conditions, IHS Mauritius NG Holdco Limited and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2026 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of August 7, 2026, there were no amounts drawn and outstanding under the Nigeria 2026 RCF.

Hedging Transactions

In connection with the disposal of our Latin American fiber operations, we entered into a BRL915 million (approximately $177 million) deal contingent non-deliverable foreign exchange forward transaction with JPMorgan Chase Bank, N.A. on February 12, 2026. We entered into this transaction to hedge the proceeds from the disposal, which were denominated in Brazilian Real. The transaction matured and settled in connection with the completion of this disposal. As a result, we entered into a new BRL935 million (approximately $181 million) non-deliverable foreign exchange forward transaction to continue to hedge the proceeds from the disposal until the proceeds are upstreamed. This hedge matured and settled in June 2026.

In connection with the disposal of our Latin American tower operations, we entered into a BRL1,500 million (approximately $290 million) deal contingent non-deliverable foreign exchange forward transaction with Itau BBA International plc on February 18, 2026. The transaction has a long-stop date of February 17, 2027. We entered into this transaction to hedge the Brazilian Real-denominated component of the sale price that is not fixed to U.S. dollars directly in the stock purchase agreement. This hedge matured and settled in August 2026.

FINANCING ACTIVITIES AFTER THE PERIOD ENDED JUNE 30, 2026

Loan Amendment

The $200 million term credit facility agreement originally signed in June 2025, as amended from time to time, between, amongst others, Standard Chartered Bank as Arranger and Facility Agent and IHS Holding Limited as borrower, was amended in July 2026 to reduce certain fees and the margin applicable to the interest rate.

INDEBTEDNESS

Set out below is the Group’s indebtedness as at June 30, 2026 and December 31, 2025:

	June 30,	December 31,
	2026	2025
	$’m	$’m

Non‑current
Senior Notes	1,966.3	1,965.5
Debentures and bank terms loans	820.0	876.5
	2,786.3	2,842.0
Current
Senior Notes	218.4	218.4
Debentures and bank terms loans	105.0	77.2
Letters of credit	0.1	0.1
	323.5	295.7

Total borrowings	3,109.8	3,137.7
Borrowings classified as held for sale (see note 21.2)	—	96.7
	3,109.8	3,234.4

Refer to note 15 to the interim financial statements for further details on our indebtedness.

LIQUIDITY AND CAPITAL RESOURCES

We generally fund our operations, which include operating expenses and debt service requirements, through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. We raised external equity funding at the IHS Holding Limited level, where it is held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries require these funds, the funding is allocated typically through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of June 30, 2026, we had $1,500.5 million of total liquidity, comprising our unrestricted cash and cash equivalents of $1,093.4 million, availability under the IHS Holding RCF of $300.0 million, and approximately $107.1 million of availability under other local facilities within the Group.

Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or upstreamed to IHS Holding Limited (or intermediaries thereof). As a holding company, IHS Holding Limited’s only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for a period of at least 12 months from the date of issuance of these financial statements. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”). If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our capital structure as well as our funding and maturity profile. As part of this review, we regularly explore opportunities in the global capital markets to seek to optimize our funding profile and our mix of funding sources, as well as to try to ensure that we are well positioned for any refinancing or other opportunities, including for our 2026, 2027 and 2028 Notes and our term loans and other loan facilities. We may also, from time to time, consider debt and/or equity repurchase programs, whether in the open market or otherwise, subject to market conditions.

The information in this section updates as of June 30, 2026, the “Liquidity and Capital Resources” section of the 2025 Annual Report and should be read in conjunction with that report.

MOVEMENTS IN CASH AND CASH EQUIVALENTS DURING THE PERIOD

Set out below are the cashflows for the three and six month periods ended June 30, 2026 and 2025:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
	$’m	$’m	$’m	$’m

Net cash from operating activities	150.0	237.7	378.6	438.0
Net cash from/(used in) investing activities	148.3	(47.3)	118.0	(86.5)
Net cash used in financing activities	(166.5)	(291.3)	(250.7)	(399.4)
Net increase/(decrease) in cash and cash equivalents	131.8	(100.9)	245.9	(47.9)
Cash and cash equivalents at beginning of period	966.5	629.0	853.3	578.0
Exchange differences	(4.9)	5.0	(5.8)	3.0
Cash and cash equivalents at end of period(a)	1,093.4	533.1	1,093.4	533.1

(a)	Includes $19.9 million classified within assets held for sale as of June 30, 2026 (see note 21.2).

Net cash from operating activities

The year-on-year decrease in the second quarter of $87.7 million primarily reflected a $34.8 million reduction in working capital movements, mainly related to trade and other payables, a $17.9 million decrease in operating income before working capital changes, and an increase in income taxes paid of $37.1 million.

For the year-to-date period, net cash from operating activities decreased by $59.4 million year-on-year, primarily reflecting a $15.5 million reduction in working capital movements, mainly related to trade and other payables, a $8.5 million decrease in operating income before working capital changes, and an increase in income taxes paid of $37.4 million.

Net cash from/(used in) investing activities

The year-on-year increase in net cash inflows for the second quarter was $195.6 million, primarily driven by the proceeds of $177.3 million from the sale of I-Systems (gross cash consideration of $183.0 million, net of cash disposed), as well as lower investing cash outflows, including a $9.0 million reduction in purchases and advance payments for property, plant and equipment and a $6.7 million decrease in net repayments of short-term deposits.

For the year-to-date period, net cash from investing activities increased by $204.5 million year-on-year, primarily driven by proceeds of $182.1 million from the sale of subsidiaries, as well as higher interest received of $4.2 million and lower investing cash outflows, including a $19.0 million reduction in purchases and advance payments for property, plant and equipment.

Net cash used in financing activities

The year-on-year decrease for the second quarter was $124.8 million, primarily driven by a $112.9 million decrease in net cash outflows from the issuance and repayment of borrowings (net of fees), and an $18.7 million reduction in interest paid following the repayment and refinancing of high interest debt. This was partially offset by a $8.2 million increase in foreign exchange loss on non-deliverable forwards.

The year-on-year decrease in net cash used for the year-to-date was $148.7 million, primarily driven by a $119.2 million decrease in net cash outflows from the issuance and repayment of borrowings (net of fees), and an $41.3 million reduction in interest paid. This was partially offset by a $7.7 million increase in payments of the principal portion of lease liabilities.

OPERATING INCOME

The year-on-year decrease in operating income for the second quarter was $66.4 million, primarily driven by a $50.4 million increase in cost of sales and a $57.0 million increase in administrative expenses, partially offset by an increase in revenue of $40.4 million. Administrative expenses in the quarter included accelerated expenses of $50.0 million related to share-based payment and long-term employee benefit expenses as a result of a change in expected vesting periods and settlement obligations following the February 2026 announcement by the Group that it had entered into a merger agreement to be acquired by MTN Group Limited.

The year-on year decrease in operating income for the year-to-date was $120.9 million, primarily driven by a $60.2 million increase in cost of sales and a $125.0 million increase in administrative expenses, partially offset by a $63.7 million increase in revenue. Administrative expenses in the period included accelerated expenses of $83.1 million related to share-based payment and long-term employee benefit expenses as a result of a change in expected vesting periods and settlement obligations following the February 2026 announcement by the Group that it had entered into a merger agreement to be acquired by MTN Group Limited.

FINANCE INCOME/COSTS

Set out below are finance income and costs for the three and six month periods ended June 30, 2026 and 2025:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025(a)	2026	2025(a)
	$’m	$’m	$’m	$’m

Net foreign exchange gain arising from financing - unrealized	7.8	20.7	110.6	28.6
Interest income - bank deposits	13.8	9.1	22.6	16.5
Other interest income(b)	2.8	—	7.9	—
Fair value gain on embedded options	17.6	1.4	11.4	4.3
Change in fair value of foreign exchange swaps	—	—	—	0.2
Fair value gain on non-deliverable forwards (note 12)	6.5	—	6.5	—
Finance income	48.5	31.2	159.0	49.6

Interest expense - third party borrowings	(65.6)	(57.1)	(135.3)	(124.3)
Fair value loss on non-deliverable forwards	(17.4)	—	(30.4)	—
Interest and finance charges for lease liabilities	(12.3)	(9.3)	(23.9)	(18.2)
Interest expense - withholding tax on interest	(4.2)	(8.3)	(8.8)	(16.9)
Net foreign exchange loss arising from financing - realized	(1.8)	(1.4)	(4.5)	(6.9)
Fees on borrowings and financial derivatives	(1.6)	(1.9)	(3.3)	(3.5)
Unwinding of discount on decommissioning liability	(1.3)	(1.4)	(2.6)	(2.8)
Fair value loss on contingent consideration	(1.3)	—	(1.3)	—
Finance costs	(105.5)	(79.4)	(210.1)	(172.6)

Net finance costs	(57.0)	(48.2)	(51.1)	(123.0)

(a)	The results for the periods ended June 30, 2025 have been re-presented to reflect that the result of the Latam segment is now reported as a discontinued operation. See note 21.1 for more information.
(b)	Other interest income relates to the accrued interest on the vendor loan notes issued on the disposal of IHS Rwanda (see note 13).

For the three months ended June 30, 2026, net finance costs increased by $8.8 million to $57.0 million (2025: $48.2 million), primarily as a result of a $26.1 million increase in finance costs, reflecting a $17.4 million increase in fair value losses on non-deliverable forwards and an $8.5 million increase in interest expense on third party borrowings. These increases were partially offset by a $17.3 million favorable movement in finance income, primarily reflecting a $16.2 million favorable movement in fair value gains on embedded options.

For the six months ended June 30, 2026, net finance costs decreased by $71.9 million to $51.1 million (2025: $123.0 million), primarily driven by an increase in finance income of $109.4 million, including a $82.0 million increase in unrealized foreign exchange gains on financing activities, partially offset by a $30.4 million increase in fair value losses on non-deliverable forwards and a $11.0 million increase in interest expense on third party borrowings.

INCOME TAX EXPENSE

Set out below is the income tax expense for the three and six month periods ended June 30, 2026 and 2025:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025(a)	2026	2025
	$’m	$’m	$’m	$’m

Current taxes	42.8	36.9	99.3	78.9
Deferred income taxes	(1.9)	11.6	(8.3)	13.6
Total taxation expense	40.9	48.5	91.0	92.5

(a)	The results for the period ended June 30, 2025 have been re-presented to reflect that the result of the Latam segment is now reported as a discontinued operation. See note 21.1 for more information.

The income tax expense for the second quarter decreased by $7.6 million compared to the same period in 2025 primarily due to a change in the profit mix. The effective tax rate is above the expected rate primarily due to UK losses for which no tax credit is recognized, partially offset by unrealized net foreign exchange gains within finance income in Nigeria that do not give rise to a tax expense.

The income tax expense for the six month period ended June 30, 2026 decreased by $1.5 million compared to the same period in 2025 primarily due to a change in the profit mix. The effective tax rate is above the expected rate primarily due to UK losses for which no tax credit is recognized partially offset by unrealized net foreign exchange gains within finance income in Nigeria that do not give rise to a tax expense.

OFF BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

MATERIAL ACCOUNTING POLICIES AND CRITICAL ESTIMATES AND JUDGMENTS

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that we believe to be reasonable under the circumstances.

Our material accounting policies are described under the heading “Material Accounting Policies and Critical Estimates and Judgments” in our 2025 Annual Report and the notes to the audited financial statements in our 2025 Annual Report. There have been no material changes to our material accounting policies and critical estimates and judgments from those discussed in our 2025 Annual Report.

For a summary of our material accounting policies, see note 2 to the unaudited condensed consolidated interim financial statements for the period ended June 30, 2026.

Refer to note 3 to the unaudited condensed consolidated interim financial statements that appear elsewhere in this report for further detail.

RECENT ACCOUNTING PRONOUNCEMENTS

New standards and interpretations not yet adopted are disclosed in note 2.4 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.